SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the six-month period ended on December 31, 2010 and December 31, 2009 filed with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Unaudited Financial Statements for the six-month period

ended December 31, 2010

Fiscal year No. 121 beginning July 1, 2010

Presented comparatively

In thousands of Argentine Pesos (See Note 1 to the Unaudited Basic Financial Statements)

Free translation from the original prepared in Spanish for publication in Argentina

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29, 1889

- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	94.89% (See Note 8.j to the Unaudited Basic Financial Statements)

Type of stock	CAPITAL STATUS (Note 4 to the Unaudited Basic Financial Statements)
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	1,259,608,411	125,961

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of December 31 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)		12.31.10 (Notes 1 and 3)	06.30.10 (Notes 1 and 3)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a)	26,959	27,284	Trade accounts payable (Note 4.i)	116,167	225,335
Other investments, net (Note 4.b)	105,091	162,448	Short-term debt (Note 4.j)	207,516	204,303
Accounts receivable, net (Note 4.c)	209,311	322,663	Salaries and social security payable (Note 4.k)	12,125	25,692
Other receivables and prepaid expenses, net (Note 4.d)	148,515	70,170	Taxes payable (Note 4.l)	65,225	76,842
Inventory (Note 4.e)	31,390	14,297	Dividens payable	2,055	—

Total Current Assets	521,266	596,862	Customer advances (Note 4.m)	115,397	91,239

			Other liabilities (Note 4.n)	15,309	35,585

			Total Debts	533,794	658,996

			Provisions (Note 4.o)	214	1,743

			Total Current Liabilities	534,008	660,739

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	1,317	25,572	NON-CURRENT LIABILITIES
Other receivables and prepaid expenses, net (Note 4.d)	67,649	117,240	Trade accounts payable (Note 4.i)	70	23,368
Inventory (Note 4.e)	33,206	7,644	Long-term debt (Note 4.j)	654,931	678,145
Fixed assets, net (Note 4.f)	1,560,377	1,529,571	Taxes payable (Note 4.l)	31,502	48,676
Other investments, net (Note 4.b)	184,619	167,682	Cu Customer advances (Note 4.m)	93,515	89,164
Intangible assets, net (Note 4.g)	43,809	53,502	Other liabilities (Note 4.n)	27,163	15,242

Subtotal Non-Current Assets	1,890,977	1,901,211	Total Debts	807,181	854,595

Negative goodwill, net (Note 4.h)	(13,347)	(13,523)	Provisions (Note 4.o)	9,639	7,913

Total Non-Current Assets	1,877,630	1,887,688	Total Non-Current Liabilities	816,820	862,508

			Total Liabilities	1,350,828	1,523,247

			Minority interest	133,158	132,343

			SHAREHOLDERS’ EQUITY	914,910	828,960

Total Assets	2,398,896	2,484,550	Total Liabilities and Shareholders’ Equity	2,398,896	2,484,550

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10 (Notes 1 and 3)	12.31.09 (Notes 1 and 3)
Revenues:
Leases and services	331,313	252,215
Consumer financing	62,792	111,699
Other	83,011	—

Total revenues	477,116	363,914

Costs:
Leases and services	(83,751)	(74,299)
Consumer financing	(21,678)	(48,032)
Other	(60,073)	—

Total costs	(165,502)	(122,331)

Gross profit:
Leases and services	247,562	177,916
Consumer financing	41,114	63,667
Other	22,938	—

Total gross profit	311,614	241,583

Selling expenses	(42,260)	(74,278)
Administrative expenses	(41,239)	(37,582)
Gain from recognition of inventories at net realizable value	10,910	—
Net income from retained interest in securitized receivables	5,042	26,105

Subtotal	(67,547)	(85,755)

Operating income	244,067	155,828

Net income on equity investees (Note 8.i.iii) to the Unaudited Basic Financial Statements)	4,521	—

Amortization of negative goodwill, net	176	(818)

Financial gain (loss) generated by assets:
Interest	7,996	7,249
Foreign currency exchange gain	7,407	235
Other holding results	(21,877)	4,950

Subtotal	(6,474)	12,434

Financial gain (loss) generated by liabilities:
Interest	(37,899)	(49,851)
Foreign currency exchange loss	(8,195)	(278)
Other financial expenses	—	(2,582)

Subtotal	(46,094)	(52,711)

Total financial results, net (Note 4.p)	(52,568)	(40,277)

Other income (expenses), net	(2,179)	(1,985)

Income before taxes and minority interest	194,017	112,748

Income tax expense	(54,088)	(38,371)
Minority interest	(2,219)	(3,067)

Net income	137,710	71,310

Basic net income per share (Note 3.o) to the Unaudited Basic Financial Statements)	0.1373	0.0912

Diluted net income per share (Note 3.o) to the Unaudited Basic Financial Statements)	0.0636	0.0300

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10 (Notes 1 and 3)	12.31.09 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	53,422	48,984
Cash and cash equivalents as of the end of the period	109,873	27,377

Increase (Decrease) in cash and cash equivalents	56,451	(21,607)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	137,710	71,310
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	25,018	(1,444)
Accrued interest	33,879	44,718
Depreciation of fixed assets	57,212	56,961
Impairment of fixed assets	285	—
Income on equity investments	(4,521)	—
Allowance for impairment of investments	—	429
Amortization of intangible assets	3,196	2,513
Amortization of negative goodwill, net	(176)	818
Loss on intangible assets retired	7,548	—
Loss on fixed assets retired	42	6,681
Provision for tax on personal assets of shareholders	152	202
Charge of provision for contingencies	2,433	1,741
Allowance for doubtful accounts	1,011	16,717
Net loss from retained interest in securitized receivables	(5,042)	(26,105)
Loss from derivative financial instruments	—	2,582
Provision for Directors’ fees	10,186	—
Minority interest	2,219	3,067
Income tax	54,088	38,371
Gain from recognition of inventories at net realizable value	(10,910)	—
Net income from sales of real estate property	(19,332)	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(123,423)	(11,464)
(Increase) Decrease in other receivables and prepaid expenses	(543)	34,987
Decrease in inventory	40,553	136
Increase (Decrease) in trade accounts payable	71,789	(4,698)
Increase in customer advances	30,429	9,000
Decrease in taxes payable	(68,377)	(100,798)
Decrease in salaries and social security payable	(2,346)	(5,480)
(Decrease) Increase in provision for contingencies	(2,236)	135
Increase in intangible assets	(2,082)	(1,484)
Decrease in other liabilities	(13,231)	(16,708)

Net cash provided by operating activities	225,531	122,187

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10 (Notes 1 and 3)	12.31.09 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Inflows (Outflows) of cash by sale / acquisition of subsidiaries	67,477	(8,622)
Advance for sale of Tarshop S.A.’s shares	—	20,422
Acquisition of fixed assets	(28,014)	(31,063)
Increase in investments	(25,773)	(5,984)
Purchase of TGLT´s shares	(47,496)	—
Loans collected from third parties	41	56
Advances for purchase of Arcos del Gourmet S.A.’ s shares	(1,185)	—
Loans granted to related parties	(72,138)	—
Collection of receivables from related parties and other related parties	16,385	6,580
Acquisition of undeveloped parcels of land and other real estate	(90)	(751)

Net cash used in investing activities	(90,793)	(19,362)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Non-Convertible Notes, net	—	79,782
Payment of loans	(45,114)	(27,421)
Cash from minority shareholders’ capital contributions to subsidiaries	651	4,924
Proceeds (Payments) from overdraft	73,970	(51,126)
Payment of Non-Convertible Notes	—	(22,003)
Payment of dividens	(113,000)	(56,000)
Payment of seller financing of Arcos del Gourmet S.A.	(4,346)	—
Payment of interests	(35,638)	(40,588)
Proceeds from issuance of short-term debt	40,000	—
Cash paid for repurchase of Non-Convertible Notes	—	(12,000)
Proceeds from short-term and long-term debts	5,190	—

Net cash used in financing activities	(78,287)	(124,432)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	56,451	(21,607)

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.2.1) to the Unaudited Basic Financial Statements.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10	12.31.09
Supplemental cash flow information
Cash paid during the period for:
- Income tax	7,341	13,499
Non-cash activities:
- Decrease in other investments through an increase in inventory	64,150	—
- Decrease in inventory through an increase in fixed assets	9,264	—
- Decrease in short and long-term debt through an increase in shareholders’ equity	61,240	—
- Increase in dividens payable through a decrease in minority interest	2,055	—
- Increase in investments through an increase in other liabilities	16,004	—
- Liquidation of interest in credit card receivables	18,786	41,146
- Decrease in inventory through a decrease in customer advances	1,920	—
- Increase in fixed assets through an increase in trade accounts payable	—	7,723
- Increase in fixed assets through an increase in short and long-term debt	53,896	—
- Increase in investments through a decrease in other receivables and prepaid expenses	193	—

	12.31.10	12.31.09
Sale / acquisition of equity investee in subsidiary company
Accounts receivable	278,805	(11)
Other receivables and prepaid expenses	29,108	(1,022)
Investments	143,646	(395)
Fixed assets	2,829	(289)
Intangible assets	—	(11,278)
Short and long-term debt	(91,173)	—
Trade accounts payable	(204,255)	2,718
Salaries and social security payable	(11,221)	87
Taxes payable	(14,654)	27
Other liabilities	(62)	5,294

Total non cash assets unconsolidated / acquired	133,023	(4,869)

Cash and cash equivalents acquired	—	(13)

Total unconsolidated net assets acquired	133,023	(4,882)

Minority interest	—	897

Goodwill	—	(21,478)

Subsidiary companies acquisition / sale value	133,023	(25,463)

Impairment and sale of investment	(15,326)	—
Remaining investment	(28,968)	—
Cash and cash equivalents acquired	—	13
Amount financed by the sellers	—	14,574
Cash in advance	(21,252)	2,254

Inflows (Outflows) of cash by sale / acquisition of subsidiaries	67,477	(8,622)

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

The Company has consolidated its Balance Sheets as of December 31, 2010 and June 30, 2010 and the Statements of Income and Cash Flow for the six-months periods ended December 31, 2010 and 2009 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Metroshop S.A. has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission (CNV).

On September 13, 2010, APSA sold 80% of Tarshop S.A. Consequently, the Unaudited Consolidated Financial Statements as of December 31, 2010 are not compared with those issued as of June 30, 2010 or December 31, 2009. The Unaudited Consolidated Balance Sheet as of December 31, 2010, does not include Tarshop S.A.’s assets and liabilities, which the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of December 31, 2010 include income and cash flows, respectively, for the two-month period in which APSA still controlled it.

The following table shows a summary of the effect that would have had Tarshop S.A.’s unconsolidated on the Balance Sheet as of June 30, 2010 and the Unaudited Statement of Income and Unaudited Statement of Cash Flows as of December 31, 2009.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

Caption	Issued Financial Statements as of 06.30.10 Ps.	Tarshop S.A. as of 06.30.10 Ps.	Financial Statements considering the sale of 06.30.10 Ps.
Current Assets	596,862	(269,148)	327,714
Non-Current Assets	1,887,688	28,881	1,916,569
Total Assets	2,484,550	(240,267)	2,244,283
Current Liabilities	(660,739)	242,969	(417,770)
Non-Current Liabilities	(862,508)	(2,702)	(865,210)
Total Liabilities	(1,523,247)	240,267	(1,282,980)
Minority Interest	(132,343)	—	(132,343)
Shareholders’ Equity	(828,960)	—	(828,960)

Caption	Issued Financial Statements as of 12.31.09 Ps.	Tarshop S.A. as of 12.31.09 Ps.	Financial Statements considering the sale of 12.31.09 Ps.
Revenues	363,914	(109,492)	254,422
Costs	(122,331)	48,032	(74,299)
Gross Profit	241,583	(61,460)	180,123
Operating Income	155,828	(15,550)	140,278
Net income for the period	71,310	—	71,310
Net cash provided by (used in) operating activities	122,187	(90)	122,097
Net cash used in investing activities	(19,362)	(22,926)	(42,288)
Net cash (used in) provided by financing activities	(124,432)	17,831	(106,601)

COMPARATIVE INFORMATION

The comparative information at June 30, 2010 and December 31, 2009 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Financial statements for consolidation purposes
Company	12.31.10	12.31.09
Emprendimiento Recoleta S.A.	53.684	53.684	12.31.10
Tarshop S.A. (1)	20	98.5878	12.31.10
Shopping Neuquén S.A.	98.14	98.14	12.31.10
Fibesa S.A.	99.99996	99.99996	12.31.10
Conil S.A.	100	100	12.31.10
Panamerican Mall S.A.	80	80	12.31.10
Arcos del Gourmet S.A. (3)	80	80	12.31.10
Metroshop S.A. (2)	50	—	12.31.10

(1)	See Notes 8.i.ii) and 8.i.iii) to the Unaudited Basic Financial Statements.
(2)	Previously indirect interest through Tarshop S.A. As from May 21, 2010 direct interest. See Note 17 to the Unaudited Basic Financial Statements.
(3)	On November 27, 2009 a direct interest in Arcos del Gourmet S.A. was acquired. See Note 8.a) to the Unaudited Basic Financial Statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. (APSA) has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission’s rights and commissions from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current investments

As of June 30, 2010 the current investments included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. Mutual funds, government and mortgage bonds were carried at their market value at year-end.

As of the closing date of these unaudited financial statements current investments includes certificates of participation under the securitization program for accounts receivable for credit card transactions of Metroshop S.A. falling due on or before 12 months, which have been accounted for under the equity method, which do not exceed their recoverable value.

b.2.	Other non-current investments

As of June 30, 2010 included retained interests in securitized receivables of Tarshop S.A., which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

c.	Intangible asset

c.1.	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (See Note 8.a) to the Unaudited Basic Financial Statements), after the opening of the shopping center.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

c.2.	Pre-operating expenses

These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the period/year - end.

d.	Minimum Presumed Income Tax (MPIT)

The Company has recognized the MPIT accrued over the period/year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Unaudited Consolidated Financial Statements is as follows:

a)	Cash and banks:

	12.31.10	06.30.10
Cash in local currency	882	2,346
Cash in foreign currency	204	997
Bank accounts in local currency	6,020	7,389
Bank accounts in foreign currency	19,853	16,552

Total cash and banks	26,959	27,284

b)	Other Investments, net:

	12.31.10	06.30.10
Current
Mutual funds in foreign currency (i)	79,545	13,813
Mutual funds in local currency (ii)	23,370	27,779
Retained interests in securitized receivables (CPs)	1,697	124,671
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	479	728
Trust debt titles (TDF)	—	2,846
BONTE 2006 bonds (Note 7.b))	—	34
Allowance for impairment of CPs	—	(7,423)

Total	105,091	162,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	12.31.10	06.30.10
Non-current
Undeveloped parcels of land:
- Caballito plot of land	36,785	36,745
- Patio Olmos	32,949	32,949
- Air Space Coto	13,188	13,188
- Other real estate	2,962	2,962
- Torres Rosario plot of land	—	11,166
- Beruti plot of land	—	52,934
Share’s purchase advances	1,574	389
Other investments	56	56
Retained interests in securitized receivables (CPs)	—	18,458
Allowance for impairment of CPs	—	(1,165)

Subtotal	87,514	167,682

Equity investments in companies
-Tarshop S.A.	49,609	—
-TGLT S.A.	47,496	—

Subtotal	97,105	—

Subtotal	184,619	167,682

Total other investments, net	289,710	330,130

(i)	Considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.
(ii)	As of December 31, 2010 and June 30, 2010 include Ps. 3,369 and Ps. 12,325, respectively, considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.

c)	Accounts receivable, net:

	12.31.10	06.30.10
Current
Checks to be deposited	89,348	60,695
Leases and services receivable	67,873	49,609
Consumer financing receivables	51,456	245,538
Debtors under legal proceedings	35,755	33,762
Pass-through expenses receivable	24,282	19,917
Notes receivable	5,104	3,868
Related parties (Note 5)	2,685	6,591
Receivables with collections agents	2,515	4,532
Mortgages receivable Torres de Abasto	636	563
Credit cards receivable	110	877
Allowance for doubtful accounts	(70,453)	(103,289)

Total	209,311	322,663

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	12.31.10	06.30.10
Non-current
Notes receivable	744	399
Leases and services receivable	438	445
Mortgages receivable Torres de Abasto	135	154
Consumer financing receivables	—	25,824
Allowance for doubtful accounts	—	(1,250)

Total	1,317	25,572

Total accounts receivable, net	210,628	348,235

d)	Other receivables and prepaid expenses, net:

	12.31.10	06.30.10
Current
Related parties (Note 5)	92,972	6,812
Value Added Tax (VAT) receivable	20,676	15,079
Prepaid expenses	18,940	21,708
Guarantee deposits (i)	4,220	4,252
Prepaid services	2,118	1,300
Other tax credits	1,228	2,390
Other tax credits – Gross revenue tax	1,183	2,395
Income tax credits, net	1,222	2,611
Receivables for third party services offered in consumer financing stores	—	4,880
Guarantee deposits re. securitization programs (Note 7.a))	193	5,427
Others	5,763	3,316

Total	148,515	70,170

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	12.31.10	06.30.10
Non - current
Value Added Tax (VAT) receivable	57,071	63,065
Imputed interest of non-current receivables	(13,096)	(15,175)
Related parties (Note 5)	13,715	14,687
Deferred income tax	14,286	90,446
Deferred tax allowance	(8,222)	(52,891)
MPIT	1,868	14,328
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Others (i)	2,027	2,780

Total	67,649	117,240

Total other receivables and prepaid expenses, net	216,164	187,410

(i)	Includes restricted funds. (See Note 7.d)).

e)	Inventory:

	12.31.10	06.30.10
Current
Rosario plot of land	27,905	8,728
Torres Rosario	1,126	3,379
Carlos Gardel plot of land	—	1,698
Others	2,359	492

Total	31,390	14,297

Non-current
Units to be received Beruti (Note 5)	23,309	—
Torres Rosario under construction	7,644	7,644
Torres Rosario	2,253	—

Total	33,206	7,644

Total inventory	64,596	21,941

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

f)	Fixed assets, net:

	12.31.10	06.30.10
Properties:
Shopping Centers:
Dot Baires	515,229	516,902
Abasto	154,041	158,016
Alto Palermo	124,345	134,863
Patio Bullrich	85,414	88,401
Soleil Factory	79,826	—
Mendoza Plaza	77,891	79,821
Alto Rosario	77,530	78,743
Alto Avellaneda	66,512	72,816
Paseo Alcorta	67,198	69,664
Córdoba Shopping - Villa Cabrera	66,524	66,560
Alto NOA	20,495	21,534
Buenos Aires Design	7,455	8,687
Other properties	18,096	18,411
Offices	250	256
Dot Baires Offices	69,308	—
Neuquén Project (Note 8.a))	9,488	9,488
Units to be received Beruti (Note 5)	9,264	—
Facilities	73,291	76,543
Suppliers advances	9,386	31,783
Furniture, fixture and equipment	12,052	13,072
Computer equipment	1,715	2,408
Software	1,372	2,452
Leasehold improvements	867	2,716
Vehicles	16	19
Work in progress:
Dot Baires Offices	—	66,452
Shopping centers improvements	12,761	9,963
Others	51	1

Total fixed assets, net	1,560,377	1,529,571

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

g)	Intangible assets, net:

	12.31.10	06.30.10
Preoperating expenses	22,597	22,789
Arcos del Gourmet S.A.´s concession	20,873	20,873
Trademarks	339	812
Customer relationships	—	611
Non-compete agreement	—	8,417

Total intangible assets, net	43,809	53,502

h)	Negative goodwill, net:

	12.31.10	06.30.10
Conil S.A.	506	506
Empalme S.A.I.C.F.A. y G.	(8,132)	(8,450)
Mendoza Plaza Shopping S.A.	(5,498)	(5,661)
Emprendimiento Recoleta S.A.	(223)	(260)
Fibesa S.A.	—	342

Total negative goodwill, net	(13,347)	(13,523)

i)	Trade accounts payable:

	12.31.10	06.30.10
Current
Suppliers	43,800	148,150
Accruals	46,485	54,428
Related parties (Note 5)	15,200	22,624
Shareholders of related companies (Note 9)	9,765	—
Others	917	133

Total	116,167	225,335

Non-current
Suppliers	70	416
Related parties (Note 5)	—	12,158
Shareholders of related companies (Note 9)	—	10,794

Total	70	23,368

Total trade accounts payable	116,237	248,703

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

j)	Short-term and long-term debt:

	12.31.10	06.30.10
Current
- Banks
Overdrafts	75,930	2,206
Accrued bank interests	436	380
Banco Hipotecario S.A. (Notes 5 and 7.c))	—	20,000
Standard Bank Argentina S.A. (Note 7.c))	—	15,179
Nuevo Banco Industrial de Azul S.A.	—	5,007
Banco Itaú Buen Ayre S.A. (Note 7.c))	—	3,716
Interest payable to credit card trust (Note 7 c.))	—	2,263

Subtotal	76,366	48,751

- Financial
Non-Convertible Notes (Note 5)	109,631	109,336
Seller financing - Arcos del Gourmet S.A.	8,844	9,511
Accrued interest on Non-Convertible Notes (Note 5)	6,492	6,391
Accrued interest on Convertible Notes (Note 5)	5,708	8,291
Interest from acquisition of Soleil Factory goodwill	1,257	—
Deferred debt costs	(782)	(1,188)
Securities representing short-term debt - interest accrued (Note 8.b))	—	299
Securities representing short-term debt (Note 8.b))	—	22,720
Others	—	192

Subtotal	131,150	155,552

Total	207,516	204,303

Non-current
- Financial
Non-Convertible Notes (Note 5)	477,123	491,831
Convertible Notes (Note 5)	126,260	185,653
Loan from acquisition of Soleil Factory goodwill	54,213	—
Seller financing - Arcos del Gourmet S.A.	—	3,591
Deferred debt costs	(2,665)	(2,930)

Subtotal	654,931	678,145

Total	654,931	678,145

Total short-term and long-term debt	862,447	882,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

k)	Salaries and social security payable:

	12.31.10	06.30.10
Provision for vacation, bonuses and others	8,275	20,522
Social security payable	2,988	4,549
Salaries payable	392	203
Others	470	418

Total salaries and social security payable	12,125	25,692

l)	Taxes payable:

	12.31.10	06.30.10
Current
Provision for Income tax, net	41,736	35,768
Value Added Tax (VAT) payable	11,676	11,652
Gross revenue tax withholdings	3,636	3,701
Provision for gross revenue tax	3,209	2,270
Tax amnesty plan for income tax payable	1,659	1,559
Income tax withholdings	1,239	942
Tax amnesty plan for municipality taxes payable	718	673
Other taxes payable	510	993
Tax amnesty plan for gross revenue tax payable	345	332
Provision for tax on personal assets of Shareholders	326	174
MPIT, net	163	1,824
Other tax withholdings	8	3,719
Tax payment facilities plan for Value Added Tax (VAT)	—	13,235

Total	65,225	76,842

Non-current
Tax amnesty plan for income tax payable	18,290	19,145
Deferred income tax	10,464	26,650
Tax amnesty plan for municipality taxes payable	1,955	1,900
Tax amnesty plan for gross revenue tax payable	793	968
MPIT, net	—	13

Total	31,502	48,676

Total taxes payable	96,727	125,518

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

m)	Customer advances:

	12.31.10	06.30.10
Current
Admission rights	56,630	50,734
Lease advances (i)	31,160	21,941
Advance for sale of Rosario plot of land	18,366	—
Customer advances	6,979	15,960
Guarantee deposits	2,262	2,198
Relates parties (Note 5)	—	406

Total	115,397	91,239

Non-current
Admission rights	65,870	59,228
Lease advances (i)	27,645	29,936

Total	93,515	89,164

Total customer advances	208,912	180,403

(i)	As of December 31, and June 30, 2010 includes payment advances of Ps. 8,262 and Ps. 9,501, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term.

n)	Other liabilities:

	12.31.10	06.30.10
Current
Accrual for Directors’ fees net of advances (Note 5)	10,186	9,352
Debt with former minority shareholder of Tarshop S.A.	3,572	3,529
Withholdings and guarantee deposits	461	509
Contributed leasehold improvements	426	462
Advance for sale of Tarshop S.A.’s shares	—	21,070
Others	664	663

Total	15,309	35,585

Non-current
Deferred income	16,004	—
Contributed leasehold improvements	9,303	9,502
Debt with former minority shareholder of Tarshop S.A.	1,708	3,322
Directors’ guarantee deposits (Note 5)	12	12
Debt with shareholders of related companies	—	2,265
Others	136	141

Total	27,163	15,242

Total other liabilities	42,472	50,827

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

o)	Provisions:

	12.31.10	06.30.10
Current
Provision for contingencies	214	1,743

Total	214	1,743

Non-current
Provision for contingencies	9,639	7,913

Total	9,639	7,913

Total provisions	9,853	9,656

p)	Financial results, net:

	12.31.10	12.31.09
Generated by assets:
Interest income from past-due receivables	2,917	3,405
Effect on the present value accounting	2,079	2,595
Results from financial investments (Note 5)	2,340	660
Other interest	660	589

Subtotal interest	7,996	7,249

Foreign currency exchange gain	7,407	235

Other holding results	(21,877)	4,950

Financial gain generated by assets	(6,474)	12,434

Generated by liabilities:
Financial expenses (Note 5)	(35,769)	(41,932)
Other interest	(128)	(43)
Interest on taxes payable	(2,002)	(7,876)

Subtotal interest	(37,899)	(49,851)

Foreign currency exchange loss (Note 5)	(8,195)	(278)

Loss from derivative financial instruments (Note 5)	—	(2,582)

Subtotal other financial expenses	—	(2,582)

Financial loss generated by liabilities	(46,094)	(52,711)

Total financial results, net	(52,568)	(40,277)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	12.31.2010
	Current investments	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Other receivable and prepaid expenses, net - Non-Current	Inventory / Fixed Assets	Trade accounts payable – Current	Short- term debt	Long- term debt	Other liabilities - Current	Other liabilities Non - Current
Agro – Uranga S.A. (3)	—	—	—	—	—	(3)	—	—	—	—
Banco Hipotecario S.A. (2)	479	225	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	19	—	—	—	(3)	—	—	—	—
Consultores Assets Management S.A. (4)	—	6	—	—	—	(5)	—	—	—	—
Consorcio Libertador (4)	—	1	—	—	—	(1)	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	—	17,097	—	—	(10,415)	(217)	(19,880)	—	—
Cyrsa S.A. (6)	—	162	—	—	—	(206)	—	—	—	—
Directors	—	2	5	—	—	—	(3)	(69)	(10,186)	(12)
E-Commerce Latina S.A. (7)	—	21	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	—	(303)	—	—	—	—
Fundación IRSA (4)	—	7	—	—	—	(120)	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	6	—	—	—	(6)	—	—	—	—
Inversiones Financieras del Sur S.A. (12)	—	—	16,098	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	992	56,396	—	—	(1,969)	(19,111)	(132,836)	—	—
Llao Llao Resorts S.A. (7)	—	—	—	—	—	(1)	—	—	—	—
Metroshop S.A. (10)	—	14	1,100	—	—	—	—	—	—	—
Museo de los Niños (4)	—	1,213	—	—	—	(6)	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	—	(12)	—	—	—	—
Personnel	—	—	2,227	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	49	—	—	—	—	—	—	—
Tarshop S.A. (11)	—	17	—	13,715	—	(2,150)	—	—	—	—
TGLT S.A. (14)	—	—	—	—	32,473	—	—	—	—	—

Total	479	2,685	92,972	13,715	32,473	(15,200)	(19,331)	(152,785)	(10,186)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5.	(Continued)

Company	06.30.2010
	Current investments	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Other receivable and prepaid expenses, net - Non-Current	Trade accounts payable – Current	Trade accounts payable – Non-Current	Customer advances - Current	Short- term debt	Long- term debt	Other liabilities - Current	Other liabilities Non- Current
Banco Hipotecario S.A. (2)	728	354	—	—	—	—	(343)	(20,000)	—	—	—
Cactus S.A. (1)	—	17	—	—	(3)	—	—	—	—	—	—
Canteras Natal Crespo S.A. (6)	—	2	—	—	—	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	1,161	4,854	—	(16,908)	—	—	(215)	(19,655)	—	—
Cyrsa S.A. (6)	—	146	—	—	(206)	—	—	—	—	—	—
Directors	—	2	5	—	—	—	—	(3)	(68)	(9,352)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(261)	—	—	—	—	—	—
Fundación IRSA (4)	—	6	—	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	7	—	—	(6)	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	3,779	—	—	(5,184)	—	(63)	(20,720)	(293,890)	—	—
Llao Llao Resorts SA (7)	—	10	—	—	(40)	—	—	—	—	—	—
Metroshop S.A. (10)	—	—	—	14,687	—	(12,158)	—	—	—	—	—
Museo de los Niños (4)	—	1,084	—	—	(5)	—	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—	—
Parque Arauco S.A. (13)	—	—	—	—	—	—	—	(2,716)	(60,822)	—	—
Personnel	—	—	1,906	—	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	47	—	—	—	—	—	—	—	—

Total	728	6,591	6,812	14,687	(22,624)	(12,158)	(406)	(43,654)	(374,435)	(9,352)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5.	(Continued)

Company	12.31.2010
	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Cresud S.A.C.I.F. y A. (5)	—	—	—	(780)	—	(19,329)
Directors	—	(15,433)	—	(3)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(2,616)	722	(11,218)	—	641
Parque Arauco S.A. (9)	—	—	—	(315)	—	—
Personnel	—	—	138	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	(1,226)	—	—	—	—
Fundación IRSA	—	—	—	—	213	—
Tarshop S.A. (11)	599	—	80	—	—	—

Total	599	(19,275)	940	(12,316)	213	(18,688)

Company	12.31.2009
	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Cresud S.A.C.I.F. y A. (5)	—	—	—	(3,335)	—	(1,850)
Directors	—	(5,670)	—	(3)	—	—
Estudio Zang, Bergel y Viñes (8)	—	(1,171)	—	—	—	—
Fundación IRSA (4)	—	—	—	—	(311)	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(1,794)	—	(14,230)	—	193
Parque Arauco S.A. (9)	—	—	—	(2,976)	—	—
Personnel	—	—	55	—	—	—

Total	—	(8,635)	55	(20,544)	(311)	(1,657)

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.	Equity investee of Cresud S.A.C.I.F. y A.
4.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
5.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Related to the Board of Directors.
9.	Shareholder.
10.	Equity investee.
11.	Subsidiary, later equity investee. See Note 8.i.iii) to the Unaudited Basic Financial Statements.
12.	Shareholder of Cresud S.A.C.I.F. y A.
13.	Shareholder up to October 17, 2010.
14.	Equity investee of APSA.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 12.31.10	Total as of 12.31.09
Revenues	331,313	62,792	83,011	477,116	—	477,116	363,914
Costs	(83,751)	(22,273)	(60,073)	(166,097)	595	(165,502)	(122,331)

Total gross profit as of 12.31.10	247,562	40,519	22,938	311,019	595	311,614	—

Total gross profit as of 12.31.09	180,122	59,999	—	240,121	1,462	—	241,583

Expenses:
Selling expenses	(19,046)	(21,124)	(2,090)	(42,260)	—	(42,260)	(74,278)
Administrative expenses	(34,885)	(6,291)	(63)	(41,239)	—	(41,239)	(37,582)
Gain from recognition of inventories at net realizable value	—	—	10,910	10,910	—	10,910	—
Net income from retained interest in securitized receivables	—	5,042	—	5,042	—	5,042	26,105

Operating income 12.31.10	193,631	18,146	31,695	243,472	595	244,067	—

Operating income (loss) 12.31.09	140,439	14,089	(162)	154,366	1,462	—	155,828

Net income on equity investees	—	4,521	—	4,521	—	4,521	—
Amortization of goodwill, net	176	—	—	176	—	176	(818)
Financial results, net	(29,409)	(22,603)	39	(51,973)	(595)	(52,568)	(40,277)
Other income (expenses), net	(1,793)	(386)	—	(2,179)	—	(2,179)	(1,985)

Income (loss) before taxes and minority interest 12.31.10	162,605	(322)	31,734	194,017	—	194,017	—

Income (loss) before taxes and minority interest 12.31.09	99,498	13,435	(185)	112,748	—	—	112,748

Income tax expense	(45,306)	1,508	(10,290)	(54,088)	—	(54,088)	(38,371)
Minority interest	(2,219)	—	—	(2,219)	—	(2,219)	(3,067)

Net income 12.31.10	115,080	1,186	21,444	137,710	—	137,710	—

Net income (loss) 12.31.09	60,702	10,730	(122)	71,310	—	—	71,310

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 12.31.10	Total as of 06.30.10
Depreciation and amortization 12.31.10 – 6 months	59,535	697	—	60,232	—	60,232	—

Depreciation and amortization 06.30.10 – 12 months	113,337	8,622	—	121,959	—	—	121,959

Acquisition of fixed assets and intangible assets 12.31.10 – 6 months	87,854	51	—	87,905	—	87,905	—

Acquisition of fixed assets and intangible assets 06.30.10 – 12 months	58,914	2,176	—	61,090	—	—	61,090

Operating assets as of 12.31.10	1,749,411	32,185	63,008	1,844,604	124,637	1,969,241	—

Operating assets as of 06.30.10	1,829,171	277,486	22,227	2,128,884	—	—	2,128,884

Non operating assets as of 12.31.10	1,113,993	1,725	—	1,115,718	(686,063)	429,655	—

Non operating assets as of 06.30.10	371,552	200,783	—	572,335	(216,669)	—	355,666

Total assets as of 12.31.10	2,863,404	33,910	63,008	2,960,322	(561,426)	2,398,896	—

Total assets as of 06.30.10	2,200,723	478,269	22,227	2,701,219	(216,669)	—	2,484,550

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company’s shopping centers and results of the offices rental.

•	Consumer financing segment: This segment manages the Companies’s portfolio of credit card and personal loans accounts issued by Tarshop S.A. (see Note 1) and Metroshop S.A.

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the Eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

a)	Guarantee deposits re. securitization programs account included, in other current receivables and prepaid expenses, net, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account included as of June 30, 2010 BONTE 2006 bonds for Ps. 34, which were deposited as rental guarantee.

c)	As of June 30, 2010, Tarshop S.A. had granted a guarantee over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,724).

•	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L (loan for Ps. 7).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

•	To Banco Hipotecario S.A., CP related to the Fideicomiso Financiero Tarjeta Shopping Series XLVII, XLIX and LVI (loan for Ps. 20,149).

d)	As of June 30, 2010, Others non-current receivables and prepaid expenses, included granted by Tarshop S.A. cash as guarantee for leases related to the stores where its branches operated for an amount of Ps. 217.

e)	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company granted to Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 8:	SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the Company, which although they have been established are not yet final.

On June 12, 2009, the Company and the Municipality of Neuquén executed a new agreement by which the Company committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Finally, the Company was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started. The Company submitted the working plans related to the first stage of the work (contemplating the construction of the Shopping Mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90-running-day term, construction began.

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality of Neuquén.

b)	Issuance of securities representing short-term debt of Tarshop S.A.

During the fiscal year ended June 30, 2010, Tarshop S.A. requested the CNV to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed USD 25 million, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

As of June 30, 2010 Class I had been placed for a total nominal value of Ps. 22,720 and Class II for a total nominal value of Ps. 40,000. Class I and II VCPs accrue interests from the issuance date at a nominal annual rate equal to the BADLAR, plus cap-margin of 400 basic points.

Net funds resulting from placing both classes were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

NOTE 9:	SUBSEQUENT EVENTS

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by the Company, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts and consumer loans.

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

These unaudited financial statements include provisions for the losses generated by transferring the previously mentioned assets, as well as for the severance pays resulting from the Company’s discontinuing its commercial activities.

The company is currently analyzing the various possibilities to define the future operations of Metroshop S.A.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of December 31 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)		12.31.10 (Notes 1 and 2)	06.30.10 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 3.a)	20,936	18,203	Trade accounts payable (Note 3.f and Exhibit I)	70,105	66,569
Other investments, net (Exhibits D and I)	80,060	22,412	Short-term debt (Note 3.g and Exhibit I)	197,895	144,547
Accounts receivable, net (Note 3.b and Exhibit I)	167,379	148,997	Salaries and social security payable (Note 3.h and Exhibit I)	8,644	13,087
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	128,109	51,177	Taxes payable (Note 3.i and Exhibit I)	59,684	44,503
Inventory (Note 3.d)	31,111	14,271	Customer advances (Note 3.j and Exhibit I)	100,762	77,396

Total Current Assets	427,595	255,060	Other liabilities (Note 3.k and Exhibit I)	16,270	36,102

			Total Current liabilities	453,360	382,204

NON-CURRENT ASSETS			NON-CURRENT LIABILITIES
Accounts receivable, net (Note 3.b and Exhibit I)	1,317	895	Trade accounts payable (Note 3.f and Exhibit I)	70	95
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	14,663	2,053	Long-term debt (Note 3.g and Exhibit I)	654,931	678,145
Inventory (Note 3.d)	33,206	7,644	Taxes payable (Note 3.i and Exhibit I)	21,011	37,945
Equity investments, net (Exhibit C)	741,734	770,571	Customer advances (Note 3.j and Exhibit I)	77,509	68,181
Other investments, net (Exhibit D)	85,994	148,870	Other liabilities (Note 3.k and Exhibit I)	44,878	26,896

Fixed assets, net (Exhibit A)	883,281	850,033	Total debts	798,399	811,262

Intangible assets, net (Exhibit B)	339	8,799	Provisions (Note 3.l and Exhibits E and I)	7,830	7,388

Subtotal Non-Current Assets	1,760,534	1,788,865	Total Non-Current Liabilities	806,229	818,650

Negative goodwill, net (Note 3.e)	(13,630)	(14,111)	Total Liabilities	1,259,589	1,200,854

Total Non-Current Assets	1,746,904	1,774,754	SHAREHOLDERS’ EQUITY (per related statement)	914,910	828,960

Total Assets	2,174,499	2,029,814	Total Liabilities and Shareholders’ Equity	2,174,499	2,029,814

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President
acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10 (Notes 1 and 2)	12.31.09 (Notes 1 and 2)
Revenues:
Leases and services	275,136	205,023
Others	83,012	—

Total revenues	358,148	205,023

Costs:
Leases and services (Exhibit H)	(57,001)	(54,125)
Others (Exhibit F)	(60,074)	—

Total costs	(117,075)	(54,125)

Gross profit:
Leases and services	218,135	150,898
Others	22,938	—

Total gross profit	241,073	150,898

Selling expenses (Exhibit H)	(14,539)	(9,926)
Administrative expenses (Exhibit H)	(31,631)	(17,749)

Subtotal	(46,170)	(27,675)

Gain from recognition of inventories at net realizable value	10,910	—

Operating income	205,813	123,223

Net income on equity investees (Note 6)	19,595	19,082
Amortization of negative goodwill, net	481	481
Financial gain (loss) generated by assets:
Interest	4,709	5,416
Foreign currency exchange gain	7,340	168
Other holding results	(7,282)	4,155

Subtotal	4,767	9,739

Financial gain (loss) generated by liabilities:
Interest	(38,543)	(50,296)
Foreign currency exchange loss	(8,015)	(426)
Other financial expenses	—	(2,582)

Subtotal	(46,558)	(53,304)

Total financial results, net (Note 3.m)	(41,791)	(43,565)

Other income (expenses), net (Note 3.n)	(399)	(704)

Income before taxes	183,699	98,517

Income tax expense (Note 12)	(45,989)	(27,207)

Net income for the period	137,710	71,310

Basic net income per share (Note 3.o))	0.1373	0.0912

Diluted net income per share (Note 3.o))	0.0636	0.0300

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President
acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Reserved earnings				Retained earnings	Shareholders’ equity
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid- in-capital	Total	Appraisal revaluation (Note 2.4)	Voluntary reserve for general purposes	Legal reserve (Note 13)	Reserve for new developments
Balances as of 06.30.09	78,206	84,621	522,805	685,632	3,953	15,734	20,090	62,509	(22,060)	765,858

Transfer from reserves for new developments to retained earnings	—	—	—	—	—	—	—	(56,000)	56,000	—
Dividends distribution - Shareholders meeting as of 10.29.09	—	—	—	—	—	—	—	—	(56,000)	(56,000)
Loss absorption - Shareholders meeting as of 10.29.09	—	—	—	—	—	(15,734)	—	(6,326)	22,060	—
Net income for the six-month period beginning on July 1, 2009 and ended December 31, 2009	—	—	—	—	—	—	—	—	71,310	71,310

Balances as of 12.31.09	78,206	84,621	522,805	685,632	3,953	—	20,090	183	71,310	781,168

Net income for the six-month period beginning on January 1st, 2010 and ended June 30, 2010	—	—	—	—	—	—	—	—	47,792	47,792

Balances as of 06.30.10	78,206	84,621	522,805	685,632	3,953	—	20,090	183	119,102	828,960

Distribution to legal reserve – Shareholders meeting as 10.29.10	—	—	—	—	—	—	5,955	—	(5,955)	—
Distribution to voluntary reserve for general purposes – Shareholders meeting as 10.29.10	—	—	—	—	—	147	—	—	(147)	—
Dividends distribution - Shareholders meeting as of 10.29.10	—	—	—	—	—	—	—	—	(113,000)	(113,000)
Conversion of Notes	47,755	—	13,485	61,240	—	—	—	—	—	61,240
Net income for the six-month period beginning on July 1, 2010 and ended December 31, 2010	—	—	—	—	—	—	—	—	137,710	137,710

Balances as of 12.31.10	125,961	84,621	536,290	746,872	3,953	147	26,045	183	137,710	914,910

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President
acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10 (Notes 1 and 2)	12.31.09 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	39,685	15,353
Cash and cash equivalents as of the end of period	100,481	11,387

Net increase (decrease) in cash and cash equivalents	60,796	(3,966)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	137,710	71,310
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	7,121	1,061
Accrued Interests	33,171	29,433
Depreciation of fixed assets	43,169	40,607
Amortization of intangible assets	912	10
Loss on intangible assets retired	7,548	—
Charge of provision for contingencies	774	1,732
Amortization of negative goodwill, net	(481)	(481)
Loss on fixed assets retired	6	245
Provision for Directors’ fees	9,898	—
Provision for tax on personal assets of shareholders	146	202
(Income) loss on equity investees	(19,595)	(19,082)
Loss from derivative financial instruments	—	2,582
Allowance for doubtful accounts	2,316	3,053
Income tax	45,989	27,207
Gain from recognition of inventories at net realizable value	(10,910)	—
Net income from sale of real estate property	(19,332)	—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
Increase in accounts receivable	(24,911)	(26,957)
(Increase) Decrease in other receivables and prepaid expenses	(13,628)	24,277
Decrease in inventory	41,400	185
Increase (Decrease) in trade accounts payable	3,511	(5,896)
Increase in customer advances	34,614	13,423
Decrease in salaries and social security payable	(4,443)	(5,076)
Decrease in taxes payable	(47,888)	(80,686)
(Decrease) Increase in other liabilities	(9,671)	17,933
Decrease in provisions	(332)	(327)

Net cash provided by operating activities	217,094	94,755

Alejandro G. Elsztain
Executive Vice-President
acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10 (Notes 1 and 2)	12.31.09 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	416	15,615
Acquisition of undeveloped parcels of land and other real estate	(90)	(751)
Acquisition of fixed assets	(13,263)	(5,267)
Payment for purchase of shares	(47,496)	—
Advances for purchase of Arcos del Gourmet S.A.´s shares	(1,185)	(8,608)
Irrevocable contributions in related parties	(4,149)	(19,695)
Loans granted to related parties	(74,764)	(250)
Collection of receivables from related parties	16,876	6,580
Proceeds from sale of affiliated companies’ shares	83,556	—
Increase in cash from merger	—	3,592

Net cash used in investing activities	(40,099)	(8,784)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Non-Convertible Notes, net	—	79,782
Payment of Non-Convertible Notes	(19,883)	(22,003)
Payment of loans for purchase of companies	(4,612)	—
Payment of loans granted by related parties	—	(1,027)
Proceeds from related parties loans	3,537	2,500
Proceeds from short-term bank loans	—	39,500
Payment of interests	(36,496)	(36,617)
Payment of bank loans	—	(45,000)
Proceeds from (Payment of) advances in current account	54,255	(51,072)
Payment of dividends	(113,000)	(56,000)

Net cash used in financing activities	(116,199)	(89,937)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	60,796	(3,966)

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.2.1

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive Vice-President
acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10	12.31.09
Supplemental cash flow information Cash paid during the year for:
- Income tax	5,501	7,444
Non-cash activities:
- Conversion of non-convertible notes	61,240	—
- Increase in fixed assets through a increase in short and long-term debt	53,896	—
- Increase in inventory through a decrease in other non-current investments	64,150	—
- Decrease in equity investment through a decrease in other liabilities	21,252	—
- Dividends distribution from subsidiaries, not yet collected	11,781	1,342
- Increase in fixed assets through a decrease in inventory	9,264	—
- Decrease in inventory through a decrease in customer advances	1,920	—
- Increase in equity investments through an increase in other liabilities	961	—
- Decrease in equity investments through a decrease in other liabilities (offsetting of dividends)	—	6,782
- Increase in taxes payable through an increase in equity investments	—	8,141
- Decrease in equity investments through an increase in fixed assets	—	27,919
- Increase in other liabilities through an increase in equity investments	—	106
- Increase in goodwill through an increase in equity investments	—	12,563
- Decrease in other non-current investments through an increase in equity investments	—	2,254
- Increase in equity investments through an increase in short-term and long-term debt	—	14,568

Alejandro G. Elsztain
Executive Vice-President
acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.10	12.31.09
Merger of subsidiary company
- Investments	—	(1,958)
- Accounts receivable	—	(34,409)
- Inventory	—	(254)
- Other receivables and prepaid expenses	—	(2,230)
- Equity investments	—	(915)
- Fixed assets	—	(291,065)
- Goodwill	—	2,509
- Trade accounts payable	—	3,702
- Customer advances	—	47,440
- Salaries and social security payable	—	2,188
- Taxes payable	—	33,347
- Other liabilities	—	11,515
- Provisions	—	2,125

- Net asset value incorporated by merger not affecting cash	—	(228,005)

- Increase in cash from the merger	—	(3,592)

- Net asset value incorporated by merger	—	(231,597)

- Equity method prior to merger	—	231,597

Alejandro G. Elsztain
Executive Vice-President
acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the six-month periods ended December 31, 2010 and 2009 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the six-month periods ended December 31, 2010 and 2009 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

1.	Comparative information

The comparative information at June 30, 2010 and December 31, 2009 included in these unaudited financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current period presentation.

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Cash and banks

Cash on hand was computed at nominal value.

2.	Investments

2.1.	Current investments

Mutual funds have been valued at quotation value at period/year – end.

Mortgage bonds have been valued at quotation value at period/year – end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents.

See the breakdown of current investments in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

2.2.	Non-current investments

Equity investments in controlled companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Exhibit C.

Due to the sale of 80% of Tarshop S.A.’s shares described in Note 8.i.iii), as of the closing date of these unaudited financial statements, the Company carried a 20% interest that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decision and the intention to keep it as a long-term investment.

The accounting standards used by the controlled and affiliated companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at period/year – end.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

The equity investment in TGLT S.A. was valued at acquisition cost.

2.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at period/year – end.

See the breakdown of investments in underveloped parcels of land in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

3.	Inventory

Inventories in general have been valued at original cost. Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d.)) and with TGLT S.A. (Note 8.e)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds).

4.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Fixed assets include Ps. 3,953 disclosed at those values resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criterion is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period/year - end.

The Company holds the right to receive units (commercial parking slots) to be built in relation to the barter with TGLT S.A. (Note 8.e)). It was valued according the accounting criterion of units to be received (the price established in the respective title deeds).

5.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

5.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

5.2.	Non-compete agreement

These expenses were amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company has signed a non-compete agreement with such entity, where upon that intangible asset has been considered to be non recoverable (See note 8.i.iii)).

6.	Goodwill

6.1.	Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization have been classified in Net income (loss) on equity investees in the Statements of Income.

Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

6.2.	Negative goodwill

Negative goodwill represents the excess of market value of net assets from subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A., company which had been merged with such companies as from January 1st, 2009.

Amortization of negative goodwill disclosed in equity investments is shown in Net income (loss) on equity investees in the Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A. is shown in Amortization of goodwill in the Statements of Operations.

7.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal period/year – end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

9.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

10.	Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at period/year – end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal period/year – end.

11.	Other receivables and liabilities

Sundry receivables and payables were valued at their nominal value plus financial charges accrued at each fiscal period/year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

12.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•

For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

At the date of issuance of these unaudited financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the period are detailed in Exhibit E.

14.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

As stated by National Securities Commission’s rules, deferred income tax has been presented at its nominal value.

15.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at period – end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

16.	Shareholders’ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

17.	Revenue recognition

17.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

17.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

18.	Results for the period

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the period are presented at their nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	12.31.10	06.30.10
Cash in local currency	248	263
Cash in foreign currency (Exhibit G)	58	96
Bank accounts in local currency	3,354	3,157
Bank accounts in foreign currency (Exhibit G)	17,276	14,687

Total cash and banks	20,936	18,203

b)	Accounts receivable, net:

	12.31.10	06.30.10
Current
Checks to be deposited	77,140	51,843
Leases and services receivable (Exhibit G)	55,034	41,334
Debtors under legal proceedings	31,293	29,782
Related parties (Note 5) (Exhibit G)	15,710	40,741
Pass-through expenses receivable	20,508	17,323
Notes receivable (Exhibit G)	3,802	2,256
Mortgages receivable Torres of Abasto	636	563
Credit cards receivable	62	90
Allowance for doubtful accounts (Exhibit E)	(36,806)	(34,935)

Total	167,379	148,997

Non-current
Notes receivable (Exhibit G)	744	324
Leases and services receivable (Exhibit G)	438	417
Mortgages receivable Torres of Abasto	135	154

Total	1,317	895

Total accounts receivable, net	168,696	149,892

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

c)	Other receivables and prepaid expenses, net:

	12.31.10	30.06.10
Current
Related parties (Note 5) (Exhibit G)	94,310	32,258
Prepaid expenses (Exhibit G)	16,350	14,250
Dividends receivable (Note 5)	11,780	—
Prepaid services	1,964	894
Other tax credits – Gross revenue tax	1,109	2,227
Others (i)	2,596	1,548

Total	128,109	51,177

Non-current
Related parties (Note 5)	13,715	—
Mortgage receivables	2,208	2,208
Prepaid gross revenue tax	900	730
Prepaid expenses	48	1,323
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)

Total	14,663	2,053

Total other receivables and prepaid expenses, net	142,772	53,230

(i) Includes deposits which are restricted (See Note 7.a)).

d)	Inventory:

	12.31.10	30.06.10
Current
Rosario plot of land (Note 8.l.ii))	27,905	8,728
Torres Rosario (Note 8.d))	1,126	3,379
Carlos Gardel plot of land	—	1,698
Others	2,080	466

Total	31,111	14,271

Non-current
Units to be received Beruti (Note 8.e) and Note 5)	23,309	—
Torres Rosario (note 8.d))	2,253	—
Torres Rosario under construction (Note 8.d))	7,644	7,644

Total	33,206	7,644

Total inventory	64,317	21,915

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

e)	Negative goodwill, net:

	12.31.10	30.06.10
Empalme S.A.I.C.F.A. y G.	(8,132)	(8,450)
Mendoza Plaza Shopping S.A.	(5,498)	(5,661)

Total negative goodwill, net	(13,630)	(14,111)

f)	Trade accounts payable:

	12.31.10	06.30.10
Current
Accruals (Exhibit G)	34,357	31,867
Suppliers (Exhibit G)	22,000	14,569
Related parties (Note 5) (Exhibit G)	13,620	20,005
Others	128	128

Total	70,105	66,569

Non-current
Suppliers	70	95

Total	70	95

Total trade accounts payable	70,175	66,664

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

g)	Short-term and long-term debt:

	12.31.10	06.30.10
Current
- Banks
Overdrafts	54,255	—
Accrued bank interests	248	—

Subtotal	54,503	—

- Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	121,631	121,336
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	6,734	6,597
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	8,844	9,511
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	5,708	8,291
Deferred debt costs	(782)	(1,188)
Interests from acquisition of Soleil Factory goodwill (Note 8.b)) (Exhibit G)	1,257	—

Subtotal	143,392	144,547

Total	197,895	144,547

Non-current
- Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	477,123	491,831
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	126,260	185,653
Loan from acquisition of Soleil Factory (Note 8.b)) (Exhibit G)	54,213	—
Seller financing - Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	—	3,591
Deferred debt costs	(2,665)	(2,930)

Total	654,931	678,145

Total short-term and long-term debt	852,826	822,692

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

h)	Salaries and social security payable:

	12.31.10	06.30.10
Provision for vacation and bonuses	5,974	10,878
Social security payable	2,261	1,982
Salaries payable	28	—
Others	381	227

Total salaries and social security payable	8,644	13,087

i)	Taxes payable:

	12.31.10	06.30.10
Current
Provision for income tax, net	39,133	32,817
Value Added Tax (VAT) payable	10,614	5,504
Gross revenue tax withholdings	3,233	2,470
Provision for gross revenue tax	3,004	721
Tax amnesty plan for income tax payable	1,599	1,502
Income tax withholdings	1,067	844
Other taxes payable	374	144
Tax amnesty plan for gross revenue tax payable	345	332
Provision for tax on personal assets of Shareholders	313	167
Other tax withholdings	2	2

Total	59,684	44,503

Non-current
Tax amnesty plan for income tax payable	17,624	18,447
Deferred income tax (Note 12)	2,594	18,530
Tax amnesty plan for gross revenue tax payable	793	968

Total	21,011	37,945

Total taxes payable	80,695	82,448

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

j)	Customer advances:

	12.31.10	06.30.10
Current
Admission rights	48,122	42,175
Lease advances (Note 8.m))	26,174	17,610
Advance for sale of Rosario plot of land (Note 8.l.ii) (Exhibit G)	18,366	—
Customer advances (Exhibit G)	6,531	15,402
Guarantee deposits (Exhibit G)	1,569	1,807
Related parties (Note 5)	—	402

Total	100,762	77,396

Non-current
Admission rights	55,925	45,530
Lease advances (Note 8.m))	21,584	22,651

Total	77,509	68,181

Total customer advances	178,271	145,577

k)	Other liabilities:

	12.31.10	06.30.10
Current
Provision for Directors’ fees, net of advances (Note 5)	9,898	8,980
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	3,572	3,529
Related parties (Note 5)	1,353	67
Withholdings and guarantee deposits	428	439
Contributed leasehold improvements (Note 8.n))	426	462
Equity investments (Exhibit C)	—	961
Below market leases	11	11
Advance for sale of Tarshop S.A.’s shares (Exhibit G)	— 582	21,070 583
Others

Total	16,270	36,102

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	12.31.10	06.30.10
Non-current
Related parties (Note 5)	17,715	13,919
Deferred revenue	16,004	—
Contributed leasehold improvements (Note 8.n))	9,303	9,502
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	1,708	3,322
Below market leases	136	141
Directors’ guarantee deposits (Note 5)	12	12

Total	44,878	26,896

Total other liabilities	61,148	62,998

l)	Provisions:

	12.31.10	06.30.10
Non-current
Provision for contingencies (Exhibit E)	7,830	7,388

Total provisions	7,830	7,388

m)	Financial results, net:

	12.31.10	12.31.09
Generated by assets:
Interest income from past-due receivables	2,276	3,411
Results from financial investments (Note 5)	1,853	1,462
Other interest	580	543

Subtotal interest	4,709	5,416

Foreign currency exchange gain	7,340	168

Other holding results	(7,282)	4,155

Financial gain generated by assets	4,767	9,739

Generated by liabilities:
Financial expenses (Note 5)	(36,667)	(42,854)
Interest on taxes payable	(1,851)	(7,433)
Other interest	(25)	(9)

Subtotal interest	(38,543)	(50,296)

Foreign currency exchange loss (Note 5)	(8,015)	(426)

Loss from derivative financial instruments (Note 5)	—	(2,582)

Subtotal other financial expenses	—	(2,582)

Financial loss generated by liabilities	(46,558)	(53,304)

Total financial results, net	(41,791)	(43,565)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

n)	Other income (expenses), net:

	12.31.10	12.31.09
Recovery of provisions	—	5
Tax on personal assets of Shareholders	(146)	(202)
Charge for donations (Note 5)	(253)	(38)
Others	—	(469)

Total other income (expenses), net	(399)	(704)

o)	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

	12.31.10 (in thousands)	12.31.09 (in thousands)
Weighted-average outstanding shares	1,002,669	782,064
Weighted-average diluted ordinary shares	2,250,978	2,575,309

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	12.31.10	12.31.09
Net income for calculation of basic earnings per share	137,710	71,310
Interest – Convertible Notes	6,653	9,084
Foreign currency exchange loss on Convertible Notes	1,831	130
Income tax	(2,969)	(3,225)

Net income for calculation of diluted earnings per share	143,225	77,299

Basic net earnings per share	0.1373	0.0912
Diluted net earnings per share	0.0636	0.0300

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	COMMON STOCK

As of December 31, 2010, the capital stock consisted of 1,259,608,411 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	55,961	(*)

	125,961

(*)	Capital subscribed in connection with the conversion of convertible notes. Includes the conversion of shares made on October 7, 2010 reaching 1,259,608,411 shares at the date of these unaudited financial statements (See Note 9. a)).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company		12.31.2010
	Current investments	Accounts receivable, net – Current	Other receivables and prepaid expenses, net – Current	Other receivables and prepaid expenses, net – Non-Current	Inventory/Fixed assets	Trade accounts payable – Current	Short-term debt	Long-term debt	Other liabilities –Current	Other liabilities –Non-Current
Arcos del Gourmet S.A. (2)	—	1,260	792	—	—	—	—	—	—	—
Agro - Uranga S.A. (4)	—	—	—	—	—	(3)	—	—	—	—
Banco Hipotecario S.A. (3)	1	222	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	19	—	—	—	(3)	—	—	—	—
Canteras Natal Crespo S.A. (8)	—	1	—	—	—	—	—	—	—	—
Conil S.A. (2)	—	48	—	—	—	—	—	—	—	—
Consorcio Libertador (5)	—	1	—	—	—	(1)	—	—	—	—
Consultores Assets Management S.A. (5)	—	6	—	—	—	(5)	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	17,092	—	—	(10,315)	(217)	(19,880)	—	—
Cyrsa S.A. (8)	—	162	—	—	—	(205)	—	—	—	—
Directors	—	2	5	—	—	—	(3)	(69)	(9,898)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,224	2,380	—	—	(718)	(12,243)	—	(141)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	—	—	(279)	—	—	—	—
Fibesa S.A. (2)	—	4,915	9,400	—	—	(8)	—	—	(123)	(17,715)
Fundación IRSA (5)	—	4	—	—	—	(120)	—	—	—	—
Futuros y Opciones S.A. (1)	—	6	—	—	—	(6)	—	—	—	—
Inversiones Financieras del Sur S.A. (14)	—	—	16,098	—	—	—	—	—	—	—
IRSA Interntacional LLC (6)	—	—	49	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	984	56,394	—	—	(1,795)	(19,111)	(132,836)	—	—
Llao llao Resorts S.A. (6)	—	—	—	—	—	(1)	—	—	—	—
Metroshop S.A. (12)	—	29	2,200	—	—	—	—	—	—	—
Museo de los Niños (5)	—	1,213	—	—	—	(6)	—	—	—	—
Nuevas Fronteras S.A (6)	—	—	—	—	—	(12)	—	—	—	—
Panamerican Mall S.A. (2)	—	5,547	34	—	—	(143)	—	—	(1,015)	—
Personnel	—	—	1,646	—	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	51	—	—	—	—	—	—	(74)	—
Tarshop S.A. (11)	—	16	—	13,715	—	—	—	—	—	—
TGLT S A.(15)	—	—	—	—	32,473	—	—	—	—	—

Total	1	15,710	106,090	13,715	32,473	(13,620)	(31,574)	(152,785)	(11,251)	(17,727)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	06.30.2010
	Current investments	Accounts receivable,net – Current	Other receivables and prepaid expenses, net – Current	Trade accounts payable – Current	Customer advances – Current	Short-term debt	Long-term debt	Other liabilities – Current	Other liabilities – Non-Current
Arcos del Gourmet S.A. (2)	—	501	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	242	350	—	—	(343)	—	—	—	—
Cactus S.A. (4)	—	17	—	(3)	—	—	—	—	—
Canteras Natal Crespo S.A. (8)	—	2	—	—	—	—	—	—	—
Conil S.A. (2)	—	36	—	—	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	3	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	1,161	4,854	(16,232)	—	(215)	(19,655)	—	—
Cyrsa S.A. (8)	—	146	—	(206)	—	—	—	—	—
Directors	—	2	5	—	—	(3)	(68)	(8,980)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,219	—	(729)	—	(12,206)	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(238)	—	—	—	—	—
Fibesa S.A. (2)	—	1,293	—	—	—	—	—	(45)	(13,919)
Fundación IRSA (5)	—	3	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	7	—	(6)	—	—	—	—	—
IRSA Interntacional LLC (6)	—	—	47	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	3,729	—	(2,163)	(59)	(20,720)	(293,890)	—	—
Llao llao Resorts S.A. (6)	—	10	—	(40)	—	—	—	—	—
Museo de los Niños (5)	—	1,083	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A. (6)	—	—	—	(6)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	27,439	—	(272)	—	—	—	(22)	—
Parque Arauco S.A. (13)	—	—	—	—	—	(2,716)	(60,822)	—	—
Personnel	—	—	1,391	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	22	—	—	—	—	—	—	—
Tarshop S.A. (11)	—	3,718	25,961	(100)	—	—	—	—	—

Total	242	40,741	32,258	(20,005)	(402)	(35,860)	(374,435)	(9,047)	(13,931)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company		12.31.2010
	Income from leases	Other revenues	Cost from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services - salaries and bonuses
Arcos del Gourmet S.A. (2)	—	528	—	—	42	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	—	(780)	—	(19,109)
Directors	—	—	—	(15,241)	—	(3)	—	—
Emprendimiento Recoleta S.A. (2)	—	2,059	—	—	—	(837)	1	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(1,005)	—	—	—	—
Fibesa S.A. (2)	—	81	(737)	—	—	(734)	—	—
Fundacion IRSA (5)	—	—	—	—	—	—	(213)
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	(2,237)	—	722	(11,218)	—	641
Panamerican Mall S.A. (2)	—	3,144	—	—	—	—	2	—
Parque Arauco S.A. (13)	—	—	—	—	—	(315)	—	—
Personnel	—	—	—	—	115	—	—	—
Shopping Neuquén S.A. (2)	—	—	—	—	29	—	—	—
Tarshop S.A. (11)	807	—	—	—	675	—	—	—

Total	807	5,812	(2,974)	(16,246)	1,583	(13,887)	(210)	(18,468)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	12.31.2009
	Income from leases	Other Revenue	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services - salaries and bonuses
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	(3,335)	—	(1,850)
Directors	—	—	(5,619)	—	(3)	—	—
Emprendimiento Recoleta S.A. (2)	—	72	—	—	(209)	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	(1,079)	—	—	—	—
Fibesa S.A. (2)	—	81	—	—	(822)	—	—
Fundación IRSA (5)	—	—	—	—	—	(38)	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	(2,086)	—	(14,230)	—	193
Panamerican Mall S.A. (2)	—	2,225	—	—	—	—	—
Parque Arauco S.A. (13)	—	—	—	—	(2,976)	—	—
Personnel	—	—	—	44	—	—	—
Tarshop S.A. (11)	431	—	—	1,266	—	—	(29)

Total	431	2,378	(8,784)	1,310	(21,575)	(38)	(1,686)

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Subsidiary.
3.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.	Equity investee of Cresud S.A.C.I.F. y A.
5.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.	Related to the Board of Directors.
10.	Shareholder.
11.	Affiliated Company/Subsidiary (See Note 8.m.III))
12.	Subsidiary consolidated using the proportional consolidation method.
13.	Shareholders of the Company up to October 7, 2010.
14.	Shareholder of Cresud S.A.C.I.F. y A.
15.	Equity investee of APSA.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	NET INCOME ON EQUITY INVESTEES

The breakdown of the net income on equity investees is the following:

	12.31.10	12.31.09
Income on equity investees	21,684	21,939
Amortization of goodwill and higher values	(2,089)	(2,857)

Total	19,595	19,082

NOTE 7:	RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of December 31, 2010, in other current receivables and prepaid expenses, the Company has deposits that are restricted due different court attachments. (See note 3.c)).

b)

As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2010 amounts to Ps. 36,785 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Exhibit D).

c)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Exhibit A).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

d)	Guarantee Tarshop S.A. On May 13, 2009, the Board of Directors of Alto Palermo S.A. (APSA) resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDF’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

On September 30, 2010, the last payment of the VDF’s issued by the financial trust was made. At present, such financial trust is liquidated and together with it the ancillary obligation previously assumed by the Company.

e)	The fixed assets account include the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL ll Inc. (See Note 8.m)).

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, Alto Palermo S.A. (APSA) acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock establishing the price for the shares representing 40% of the company’s capital stock and votes at USD 4.3 million and for the remaining 40% at a fixed price of USD 0.84 million and a variable price equivalent to 20% of the investment required to develop the project until investing USD 6.9 million.

The remaining unpaid balance as of the date of these unaudited financial statements is made up as follows: (i) one USD 1 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 20% of the investment required to carry out the project that will be paid off upon the possible increase of the capital required to develop the project, up to the amount of USD 6.9 million disclosed in “Short-term debt”.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

A Consultative Opinion request was filed with the Argentine Competition Defense Commission, seeking to issue an opinion on the obligation or lack thereof to notify the sale. Such commission opinion was that the operation should be notified. Accordingly, on December 16, 2010, the sale was notified.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of USD 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,596 registered nonendorsable shares of common stock were issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that the subscribed amount would be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (iv) the amount of Ps. 1.4 million should be paid up in cash within three working days as from executing the agreements. On July 14, 2010, shares pending subscription were subscribed for a total of Ps. 0.256 million. To date, total capital increase resolved by the Shareholders’ Meeting of February 17, 2010, has been fully subscribed and paid in.

On June 25, 2010, Alto Palermo S.A. (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent as least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at USD 1.4 million. The option price is USD 0.4 million was fully cancelled. In the event APSA exercised the option, its price will be considered towards the share price.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

b)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the part of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is USD 20.7 million of which USD 7.1 million were paid at the time the preliminary purchase contract was entered into.

Once the definitive signature of the goodwill transference took place on July 1, 2010, the remaining amount of USD 13.6 million accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1st, 2011. Principal will be settled upon paying the last interest installment or upon granting the title deed, whichever later.

On July 1st, 2010, Alto Palermo S.A. (APSA) and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”, becoming operational on such date. The commercial center “Soleil Factory” mainly includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Considering the goodwill value structure, the Company has booked in as fixed assets until the process to allocate the price paid for the assets and liabilities acquired is completed. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed of the building. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Furthurmore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1 st, 2010, APSA shall start the works. i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 226 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. The Company has recorded this transaction as non-current investments. (Exhibit D).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

d)	Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

Such transaction is disclosed in inventory – Torres Rosario (Note 3.d)).

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

Such transactions are disclosed in inventory – Torres Rosario under construction (Note 3.d)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

e)	Beruti plot of land – Barter transaction

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at USD 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking, and the amount of USD 10.7 million payable upon granting the title deed.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

The above is disclosed in the accounts inventory (Note 3.d)) and Fixed assets (Exhibit A) - Units to be received Beruti.

f)	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish of the barter commitment.

g)	Paraná plot of land

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

The advance payments are disclosed as fixed assets (Exhibit A).

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

The Company will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

h)	Purchase of TGLT S.A.’s shares

On November 4, 2010, the Company acquired 5,214,662 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

Subsequently, on December 22, 2010, the company acquired 42,810 shares for the price of Ps.0.4 million.

They are reflected in accounting terms in Exhibit C.

i)	Tarshop S.A.

i)	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, the Company entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period from January 1st, 2009. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping centers, mall or commercial centers of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of US$2.2 million, of which US$0.8 million was payable at execution date and the remaining US$1.4 million payable in 28 consecutive monthly payments of US$0.05 millions each. Corresponds to add the income tax withholdings in all of the cases.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

ii)	Capital increase and capital contributions to Tarshop S.A.

On October 30, 2009 Tarshop SA capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, the Company acquired the remaining minority interest (1.4122%) in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding.

iii)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at USD 26.8 million. Under this transaction, the Company granted Banco Hipotecario S.A. a two-year security agreement over the Company’s Class III Notes, issued on November 13, 2009, for a face value of Ps. 5 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

j)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, the Company’s majority shareholder, IRSA, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company for a face value of USD 15.5 million as well as its holdings of the Company’s Series I convertible notes issued by Alto Palermo S.A. (APSA).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On October 15, 2010, the direct and indirect equity interest of Parque Arauco S.A. in the Company was purchased.

k)	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

The equity investment with Metroshop S.A. as of the period/year – end is disclose at Equity Investments (Exhibit C).

l)	Sale of properties

i)	Guaymallén plot of land

On March 26, 2010, the Company executed an agreement of purchase without possession by which the Company sold a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at USD 0.3 million, which has been fully cancelled.

ii)	Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe.

Lots	Offer Acceptance	Agreed price (in thousands of USD)	Collected amount (in thousands of USD)	Title deed’s date
2 A	04/14/2010	4,200	1,050	—
2 E	05/03/2010	1,430	1,430	09/29/10
2 F	11/10/2010	1,931	579	—
2 B	12/03/2010	1,507	1,507	—
2 C	12/03/2010	1,507	1,507	—
2 D	12/03/2010	1,539	—	—

The lots subject to these transactions have been recorded to the inventory account. (Note 3.d)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

m)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8) to the Unaudited Consolidated Financial Statements) executed an agreement with NAI INTERNACIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of December 31, 2010 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease advances together with other advances not included in this agreement (Note 3.j)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

n)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At period/year-end the amount pending of accrual is disclosed in Other liabilities - Contributed leasehold improvements (see Note 3.k)).

NOTE 9:	ISSUANCE OF NOTES

a)	Issuance of convertible notes

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, the holders of Notes convertible into APSA’s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for USD 15.5 million. As from the conversion, the number of Company’s shares went from 782,064,214 to 1,259,608,411.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

Thus, the holders of Notes convertible into ordinary shares of the Company, exercised the conversion right for a total amount of USD 18.3 million, issuing ordinary shares with a face value of Ps. 0.1 each, as disclosed in Note 4.

As of December 31, 2010, Convertible Notes amounts to USD 31.7 million.

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. (APSA) issued two series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of December 31, 2010 total Series I and Series II Notes repurchased by the Company amount to USD 5 million and USD 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of September 30, 2010 IRSA Inversiones y Representaciones Sociedad Anónima was the holder of Series I Notes for Fv. USD 39.6 million and Series II Notes for Fv. Ps 33.2 million. On October 12, 2010 IRSA sold Serie I Notes. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. USD 5.0 million.

These issuances are included within the Global Issuance Program of Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to USD 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of December 31, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps 12 million. (See Note 8.i.iii))

NOTE 10:	NEGATIVE WORKING CAPITAL

As of December 31, 2010, the Company carries a working capital deficit of Ps. 25,765, which is reversed considering customer advances.

NOTE 11:	BONUS TO THE MANAGEMENT

The Regular and Special Shareholders’ Meeting held on October 29, 2010, ratified the payment of the bonus for the Company’s Management. Its calculation has been ratified estimating it as from this year as 1% of the Company’s shareholders’ equity. Ratifying the delegation on to the Board of Directors the implementation, percentage allocation, time and form of execution.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year	Changes for the period	Balances at the end of the period/year
Cash and banks	(59)	99	40
Accounts receivable, net	2,626	1,055	3,681
Other receivables and prepaid expenses, net	(1,812)	(95)	(1,907)
Inventory	(2,722)	(4,343)	(7,065)
Fixed assets, net	(13,762)	4,424	(9,338)
Other investments, net	(36,117)	(4,644)	(40,761)
Short-term and long-term debt	(1,441)	235	(1,206)
Customer advances	30,596	5,731	36,327
Salaries and social security payable	722	106	828
Taxes payable	—	121	121
Other liabilities	—	(1,281)	(1,281)
Provisions	2,586	155	2,741
Tax loss carryforwards	853	14,373	15,226

Total net deferred tax liabilities	(18,530)	15,936	(2,594)

The detail of income tax accumulated losses not expired that have not yet been used as of period/fiscal year – end amount to Ps. 43,503 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	956	06.30.2013
06.30.2009	132	06.30.2014
09.30.2010	192	06.30.2016
12.31.2010	41,058	06.30.2016

	43,503

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of December 31, 2010 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 92,992, approximately, which should be charged to results of previous years for Ps. 98,654 (loss) and to results of the fiscal year for Ps. 5,662 (gain).

(ii)	a decrease in assets for equity investments of Ps. 1,828, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 1,954 (loss) and to results of the period for Ps. 126 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	20,970	1,073
2011	7,521	252
2012	7,521	252
2013	7,521	251
2014	7,521	—
2015	7,521	—
2015 and higher	34,417	—

	92,992	1,828

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	12.31.10	12.31.09
Net income for the period (before income tax)	183,699	98,517
Current income tax rate	35%	35%

Income for the period at the tax rate	64,294	34,481
Permanent differences at the tax rate:
-Adjustment for inflation (2)	5,548	5,131
-Difference between tax return and provision	(2,917)	(6,166)
-Results on equity investees	(21,059)	(6,217)
-Others	123	(22)

Total income tax charge for the period	(1) 45,989	27,207

(1)	Includes Ps. (15,936) related to deferred tax and Ps. 61,925 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the income tax for the period determined for fiscal purposes:

Items	12.31.10	12.31.09
Income tax charge in accounting records	45,989	27,207
-Temporary differences
-Increases
Other investments, net	(4,644)	(9,202)
Accounts receivable, net	1,055	3,179
Provisions	155	1,236
Other receivables and prepaid expenses, net	(95)	(196)
Short-term and long-term debt	—	(179)
Inventory	(4,343)	—
Taxes payable	121	—
Other liabilities	(1,281)	—
Customers advances	5,731	11,330
Salaries and social security payable	106	—
Tax loss carryforwards	14,373	—
-Reversions
Cash and banks	99	83
Inventory	—	88
Fixed assets	4,424	3,340
Short-term and long-term debt	235	—
Other liabilities	—	292
Salaries and social security payable	—	(665)
Tax loss carryforwards	—	(4,805)

Income tax for fiscal purposes	61,925	31,708

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of December 31, 2010 the Company’s contributions paid during the period amount to Ps. 1,217.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 15:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 16:	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562 has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards.

NOTE 17:	SUBSEQUENT EVENTS

Acquisition of Metroshop S.A.’s shares

On January 13, 2011, Alto Palermo S.A. (APSA) executed a share purchase agreement by which APSA purchased 18,400,000 registered, nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop S.A.’s common capital stock.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the six-month period beginning on July 1, 2010 and ended December 31, 2010 compared with the year ended June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit A

Items	Original Values						Depreciation								Net carrying value as of 12.31.10	Net carrying value as of 06.30.10
	Value as of beginning of year		Increases	Decreases	Transfers	Value as of end of the year	Accumulated as of beginning of period/year	Rate %		Increases	Decreases		For the period /year	Accumulated as of end of the period/ year
													Amount
Shopping centers:
- Abasto	255,551		—	—	15	255,566	97,535	(	*)	—	—		3,990	101,525	154,041	158,016
- Alto Avellaneda	197,749		649	—	125	198,523	124,933	(	*)	—	—		7,078	132,011	66,512	72,816
- Paseo Alcorta	131,521		64	—	62	131,647	61,857	(	*)	—	—		2,592	64,449	67,198	69,664
- Patio Bullrich	168,820		—	—	993	169,813	80,419	(	*)	—	—		3,980	84,399	85,414	88,401
- Alto Noa (Note 7.c))	44,092		149	—	8	44,249	22,558	(	*)	—	—		1,196	23,754	20,495	21,534
- Alto Rosario	92,627		55	—	59	92,741	13,884	(	*)	—	—		1,327	15,211	77,530	78,743
- Alto Palermo	327,190		47	—	132	327,369	192,327	(	*)	—	—		10,697	203,024	124,345	134,863
- Mendoza Plaza	125,104		10	—	322	125,436	45,283	(	*)	—	—		2,262	47,545	77,891	79,821
- Cordoba Shopping – Villa Cabrera	97,274		174	—	2,185	99,633	30,714	(	*)	—	—		2,395	33,109	66,524	66,560
- Soleil Factory (Note 8.b))	—		57,489	—	25,663	83,152	—	(	*)	—	—		3,326	3,326	79,826	—
Other properties	20,911		—	—	—	20,911	2,500	(	*)	—	—		315	2,815	18,096	18,411
Leasehold improvements	8,023		7	—	—	8,030	6,471	(	*)	—	—		692	7,163	867	1,552
Facilities	39,930		656	—	1,124	41,710	26,339	10		—	—		1,241	27,580	14,130	13,591
Furniture, fixtures and equipment	24,287		638	—	308	25,233	16,007	10		—	—		1,036	17,043	8,190	8,280
Vehicles	291		—	—	—	291	272	33		—	—		3	275	16	19
Computer equipment	20,213		279	—	92	20,584	18,905	33		—	—		500	19,405	1,179	1,308
Software	9,054		328	—	254	9,636	7,729	20		—	—		539	8,268	1,368	1,325
Suppliers advances	28,193		2,893	—	(27,472)	3,614	—	—		—	—		—	—	3,614	28,193
Units to be received Beruti (Note 5)	—		9,264	—	—	9,264	—	—		—	—		—	—	9,264	—
Work in progress:
- Rosario	47		41	—	(24)	64	—	—		—	—		—	—	64	47
- Patio Bullrich	1,237		33	—	(993)	277	—	—		—	—		—	—	277	1,237
- Alcorta	999		564	(6)	16	1,573	—	—		—	—		—	—	1,573	999
- Abasto	425		54	—	(316)	163	—	—		—	—		—	—	163	425
- Avellaneda	638		33	—	(183)	488	—	—		—	—		—	—	488	638
- Alto Noa	36		47	—	(8)	75	—	—		—	—		—	—	75	36
- Office property	305		101	—	(254)	152	—	—		—	—		—	—	152	305
- Alto Palermo Shopping	121		1,990	—	29	2,140	—	—		—	—		—	—	2,140	121
- Mendoza Plaza Shopping	730		205	—	(212)	723	—	—		—	—		—	—	723	730
- Cordoba Shopping – Villa Cabrera	2,398		163	—	(1,947)	614	—	—		—	—		—	—	614	2,398
- Soleil Factory	—		490	—	22	512	—	—		—	—		—	—	512	—

Total as of 12.31.10	1,597,766		76,423	(6)	—	1,674,183	747,733	—		—	—	(1)	43,169	790,902	883,281	—

Total as of 06.30.10	1,001,925	(2)	578,942	(17,633)	34,532	1,597,766	405,619	—	(3)	257,415	3,940		80,759	747,733	—	850,033

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps. 235 that are recovered from tenants.
(2)	Includes Ps. 563,316 incorporated by merger.
(3)	Incorporated by merger.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the six-month period beginning on July 1, 2010 and ended December 31, 2010 compared with the year ended June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit B

	Original values					Amortizations							Net as of 12.31.10	Net as of 06.30.10
	Value as of beginning of year	Increases		Decreases	Value as of end of the period/year	Accumulated as of beginning of year		Decreases	Rate %		For the period/year	Accumulated as of end of the period/year
											Amount
Non-compete agreement (Note 8.i.i))	12,174	—	(2)	(12,174)	—	3,757	(2)	(4,626)	—		869	—	—	8,417
Trademarks	907	—		—	907	525		—	—		43	568	339	382

Total as of 12.31.10	13,081	—		(12,174)	907	4,282		(4,626)	—	(1)	912	568	339	—

Total as of 06.30.10	495	12,586		—	13,081	472		—	—		3,810	4,282	—	8,799

(1)	The amortization charge is disclosed in Exhibit H.
(2)	The decreases are disclosed in Financial results

ALTO PALERMO S.A. (APSA)

Investments in shares, bonds and other companies

Unaudited Balance Sheets as of December 31 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 12.31.2010	Value recorded as of 06.30.2010	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the period	Shareholders’ equity
Tarshop S.A. – Equity value (2)		26,759,288	49,609	143,348	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	12.31.10	133,796	40,680	168,023	20%
Tarshop S.A. – Goodwill	1		—	6,740
Tarshop S.A. – Higher Investment value			—	676
Tarshop S.A. – Allowance for recognition of investments at recoverable value (5)			—	(19,070)
Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	20,488	21,745	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	12.31.10	25,054	4,083	40,154	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(224)	(262)
Shopping Neuquén S.A. - Equity Value.	1	6,256,308	3,240	5,152	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	12.31.10	6,375	(1,746)	7,940	98.144%
Shopping Neuquén S.A. - Higher investment value			6,442	6,442
Shopping Neuquén S.A. - Irrevocable contributions			4,615	1,920
Fibesa S.A. – Equity Value.	1	2,323,125	12,603	15,517	Agent	Moreno 877 - 23º Floor - C.A.B.A.	12.31.10	2,323	6,485	12,603	99.99996%
Fibesa S.A. – Goodwill			—	342
Panamerican Mall S.A. – Equity Value	1	397,661,435	450,308	443,586	Real estate Investments and	Moreno 877 – 21° Floor – C.A.B.A.	12.31.10	497,077	7,402	562,884	80%
Panamerican Mall S.A. – Irrevocable contributions			—	800	Developments
Panamerican Mall S.A. – Higher investment value (1)			110,444	110,643
Conil S.A. – Equity Value	1	1,815,365	1,430	1,465	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	12.31.10	1,863	(35)	1,518	97.46%
Conil S.A. – Irrevocable contributions			49	—
Conil S.A. – Goodwill			472	472
Arcos del Gourmet S.A. – Equity value	1	10,278,965	9,690	10,182	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A.	12.31.10	13,411	(712)	14,092	80%
Arcos del Gourmet S.A. – Irrevocable contributions			1,584	—
Arcos del Gourmet S.A. – Higher Investment value (3)			20,873	20,873
Metroshop S.A.- Equity value (4)	1	18,400,000	2,615	(961)	Consumer finance	Av. Leandro N. Alem 1050 – 9° Floor- C.A.B.A.	12.31.10	36,800	(1,808)	5,229	50%
TGLT S.A. (6)	1	5,257,472	47,496	—	Real estate projects management	Av. Scalabrini Ortiz 3333 – 1° Floor – C.A.B.A.	—	—	—	—	7.47%

Total			741,734	769,610

(1)	As of December 31, 2010 and June 30, 2010 includes Ps. 98,401 and Ps. 98,660 corresponding to financial costs, respectively.
(2)	See Note 8.i.ii) y 8.i.iii).
(3)	See Note 8.a).
(4)	Discloused in Note 3.k) as of June 30, 2010.
(5)	See Note 8.i.iii).
(6)	Valued at acquisition cost. See Note 8.h)

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of December 31 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit D

Items	12.31.10	06.30.10
Current
Mutual funds in foreign currency (2) (Exhibit G)	79,545	13,813
Mutual funds in local currency (2)	514	8,357
Mortgage bonds issued by Banco Hipotecario (Note 5)	1	242

Total current	80,060	22,412

Non-Current
Undeveloped parcels of land:
- Caballito plot of land (Note 7.b))	36,785	36,745
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto (Note 8.f))	13,188	13,188
- Beruti plot of land (Note 8.e))	—	52,934
- Torres Rosario plot of land	—	11,166
Share’s purchase advances (1) (Exhibit G)	1,574	389
Other real estate	1,442	1,443
Other investments	56	56

Total non-current	85,994	148,870

Total	166,054	171,282

(1)	Includes advances for purchase of Arcos del Gourmet S.A.’s shares (Note 8.a)).
(2)	Includes Ps. 79,545 considered cash equivalents in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the six-month period beginning on July 1, 2010 and ended December 31, 2010 compared with the year ended June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of 12.31.10	Carrying value as of 06.30.10
Deducted from assets:
Allowance for doubtful accounts	34,935	(1)2,316	(2)(445)	36,806	34,935
Allowance for mortgage receivables	2,208	—	—	2,208	2,208

Total as of 12.31.10	37,143	2,316	(445)	39,014	—

Total as of 06.30.10	27,745	17,505	(8,107)	—	37,143

Included in liabilities:
Provision for non-current contingencies	7,388	(1) 774	(2)(332)	7,830	7,388

Total as of 12.31.10	7,388	774	(332)	7,830	—

Total as of 06.30.10	2,664	5,314	(590)	—	7,388

(1)	Corresponds to charges of the year disclosed in Exhibit H.
(2)	Corresponds to uses.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009.

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit F

	12.31.10	12.31.09
Cost of leases and services
Expenses (Exhibit H)	57,001	54,125

Cost of leases and services	57,001	54,125

Cost of others
Inventory as of the beginning of the year	21,915	11,308
Purchases of the year (1)	28,599	—
Transfers	64,150	(12)
Incorporation by merger	—	81
Decrease	(1,189)	—
Expenses (Exhibit H)	6	—
Gain from recognition of inventories at net realizable value	10,910	—
Inventory as of the end of the year (Note 3.d))	(64,317)	(11,377)

Cost of others	60,074	—

(1)	Includes goods for advertising events, which is recoverable through expenses.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31 and June 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	12.31.10	06.30.10
Assets
Current Assets
Cash and banks	USD	4,382	3.936	17,248	13,193
Cash and banks	Euros	15	5.219	77	1,581
Cash and banks	Pounds	2	6.049	9	9
Other investments, net	USD	20,210	3.936	79,545	13,813
Accounts receivable, net	USD	12,764	3.936	50,240	18,354
Accounts receivable, net	Uruguayan Pesos	349	0.19361	68	65
Accounts receivable, net – Related parties	USD	5	3.976	19	1,450
Other receivables and prepaid expenses, net	USD	99	3.936	390	365
Other receivables and prepaid expenses net with related parties	USD	18,473	3.976	73,448	49

Total Current Assets				221,044	48,879

Non-Current Assets
Other investments, net	USD	400	3.936	1,574	389
Accounts receivables, net	USD	249	3.936	981	479

Total Non-Current Assets				2,555	868

Total Assets as of 12.31.10				223,599	—

Total Assets as of 06.30.10				—	49,747

Liabilities
Current Liabilities
Trade accounts payable	USD	1,647	3.976	6,548	16,667
Trade accounts payable	Euros	14	5.273	74	—
Trade accounts payable – Related parties	USD	173	3.976	688	350
Short-term debt	USD	11,962	3.976	47,561	43,834
Customers advances	USD	4,804	3.976	19,101	7,924
Other liabilities	USD	898	3.976	3,572	24,599

Total Current Liabilities				77,544	93,374

Non-Current Liabilities
Long-term debt	USD	160,391	3.976	637,714	667,747
Other liabilities	USD	430	3.976	1,708	3,322

Total Non-Current Liabilities				639,422	671,069

Total Liabilities as of 12.31.10				716,966	—

Total Liabilities as of 06.30.10				—	764,443

1)	Exchange rates as of December 31, 2010 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph (b)

For the six-month periods beginning on July 1, 2010 and 2009 and ended December 31, 2010 and 2009.

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit H

Items	Total as of 12.31.10	Costs						Expenses		Total as of 12.31.09
		Other	Cost of leases and services	Expenses	Collective promotion fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	43,846	—	42,977	—	—	—	42,977	—	869	39,757
Fees for Directors	15,241	—	—	—	—	—	—	15,241	—	5,619
Taxes, rates, contributions and services	14,974	5	119	15,206	1,572	(16,778)	124	4,884	9,966	9,994
Expenses and common area maintenance expenses and collective promotion fund	6,455	—	6,455	49	—	(49)	6,455	—	—	5,597
Salaries, bonuses and social security contributions	5,494	—	—	37,507	4,475	(41,982)	—	5,143	351	3,173
Parking	5,378	—	5,378	—	—	—	5,378	—	—	5,893
Fees and payments for services	4,185	—	—	4,549	—	(4,549)	—	4,185	—	2,880
Allowance for doubtful accounts	2,316	—	—	—	—	—	—	—	2,316	3,053
Maintenance, repairs, cleaning and security	1,251	1	1,094	29,098	180	(29,278)	1,095	156	—	1,035
Charge for contingencies	774	—	774	—	—	—	774	—	—	1,732
Commissions	739	—	—	—	—	—	—	—	739	448
Personnel expenses	520	—	—	2,063	187	(2,250)	—	520	—	397
Rental	447	—	—	1,500	51	(1,551)	—	447	—	328
Bank charges	361	—	—	—	—	—	—	361	—	411
Insurance	152	—	—	557	22	(579)	—	152	—	234
Regulatory authority expenses	137	—	—	—	—	—	—	137	—	102
Advertising	105	—	—	5	39,488	(39,493)	—	—	105	57
Stationery	21	—	—	974	43	(1,017)	—	21	—	22
Freight and transportation	20	—	—	334	124	(458)	—	20	—	14
Training and events expenses	—	—	—	—	—	—	—	—	—	406
Damage, costs and expenses	204	—	204	—	—	—	204	—	—	59
Indemnity	—	—	—	—	—	—	—	—	—	52
Other services	—	—	—	282	—	(282)	—	—	—	—
Others	557	—	—	—	—	—	—	364	193	537
Expenses recovery	—	—	—	(92,124)	(46,142)	138,266	—	—	—	—

Total as of 12.31.10	103,177	6	57,001	—	—	—	57,007	31,631	14,539	—

Total as of 12.31.09	—	—	54,125	—	—	—	54,125	17,749	9,926	81,800

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Unaudited Balance Sheets as of December 31 and June 30, 2010

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit I

	12.31.10							06.30.10
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	—	396	16,159	—	1,567	—	26,517	—	350	1,494	—	1,806	—	25,930

Past due	—	33,240	—	12,826	—	—	—	—	19,117	—	20,422	—	—	—

To mature
In three months	80,060	88,287	112,822	50,438	45,165	61,280	27,373	22,412	103,810	44,192	46,117	29,540	867	45,210
Between three and six months	—	22,162	4,318	1,014	26,152	108,019	2,031	—	14,350	2,748	30	18,301	34,512	43,489
Between six and nine months	—	14,363	4,118	991	16,370	—	4,367	—	7,926	2,010	—	17,522	8,002	3,133
Between nine and twelve months	—	8,931	4,406	4,836	11,508	28,596	50,751	—	3,444	1,984	—	10,227	101,166	1,860

Between one and two years	—	897	554	46	33,125	19,393	4,108	—	427	450	45	26,663	42,843	5,777
Between two and three years	—	110	255	24	17,452	—	20,248	—	107	212	46	13,031	(483)	2,475
Between three and four years	—	97	60	—	21,972	125,293	2,560	—	113	54	4	4,606	(483)	16,545
In greater than four years	—	213	80	—	4,960	510,245	20,362	—	248	86	—	23,881	636,268	21,502

Total to mature	80,060	135,060	126,613	57,349	176,704	852,826	131,800	22,412	130,425	51,736	46,242	143,771	822,692	139,991

Total with fixed term	80,060	168,300	126,613	70,175	176,704	852,826	131,800	22,412	149,542	51,736	66,664	143,771	822,692	139,991

Total	80,060	168,696	142,772	70,175	178,271	852,826	158,317	22,412	149,892	53,230	66,664	145,577	822,692	165,921

(1)	Does not accrue interest, except for Ps. 771 that accrue interest at a variable market rate.
(2)	Includes Ps. 732,159 that accrue interest at a fixed rate and Ps. 110,066 that accrue interest at a variable market rate.
(3)	Includes Ps. 600 that accrue interest at a variable rate and Ps. 74,139 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 2,107 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 80,060 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 25,640 that accrue interest at a fixed rate and Ps. 17,715 that accrue interest at a variable rate

ALTO PALERMO S.A. (APSA)

Business Highlights as of December 31, 2010

(in thousands of Argentine Pesos)

1.	Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

Buenos Aires, February 11, 2011 - Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively the “Company”, Argentina’s leading companies engaged in the acquisition, development, possession and management of shopping centers, announces the results of its operations for the six-month period ended on December 31, 2010.

In million of Ps.	IIQ 11	IIQ 10	var YoY (%)	FY 11	FY 10	var YoY (%)
Revenues	262.8	206.9	27%	477.1	363.9	31%
Operating Income	137.3	90.9	51%	244.1	155.8	57%
Depreciation and Amortization	30.7	28.6	7%	60.2	57.9	4%
EBITDA[1]	168.0	119.6	40%	304.3	213.7	42%
Net Result	74.3	52.9	41%	137.7	71.3	93%

•	Revenues IIQ 11 were 27% higher, due to an increase of 32% in Shopping Centers segment offset by a decrease in Consumer Finance due to Tarshop’s unconsolidated since September 1, 2010.

•	The 51% increase in Operating Income for IIQ 11 was mainly due to a higher Gross Profit in Shopping Centers´ segment.

•	Net Income for IIQ 11 was ARS 21.4 million higher compared to IIQ 10 due to an outstanding performance of the Shopping Centers´ segment.

[1]

EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We consider EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

ALTO PALERMO S.A. (APSA)

Highlights for the first six months period of Fiscal Year 2011, including references to relevant facts after the end of period.

Shopping Centers

During the first six months of fiscal year 2011 and for the last 12 months, the shopping center segment has shown a substantial increase in all its levels. This was reflected in our tenants’ sales, the revenues generated by the segment and, mainly, its EBITDA generation, and it is the result of a significant improvement in economic activity and the increase in consumption levels.

Shopping Centers
In millions of Ps.	IIQ 11	IIQ 10	var YoY (%)	FY 11	FY 10	var YoY (%)
Revenues	182.3	138.5	32%	331.3	252.2	31%
Operating Income	109.0	79.7	37%	193.6	138.2	40%
Depreciation and Amortization	30.6	27.2	12%	58.6	54.7	7%
EBITDA	139.5	106.9	31%	252.2	192.9	31%
	IIQ 11	IQ 11	IVQ 10	IIIQ 10	IIQ 10	IQ 10
Total Leasable Area (sqm)[2]	304,123	299,130	286,286	286,286	289,410	286,581
Tenant’s Sales (Ps million, accum. 12 months)	6,856	6,277	5,776	5,229	4,807	4,400
Tenant’s Sales in the same Shopping Centers (Ps million, accum. 12 months)[3]	5,868	5,411	5,012	4,592	4,340	4,141
Occupancy[4]	97.3%	97.6%	97.5%	98.0%	98.0%	97.9%

•

During the first quarter of fiscal year 2011, we added our 12th Shopping Center, Shopping Soleil, which has increased by 4.5% the size of our portfolio, bringing it to around 300,000 sqm of leasable area.

•	12-month accumulated tenant sales as of December 31, 2010 in the same shopping centers[5] totaled Ps. 5,868 million, which accounts for a 35.2% increase compared to the same period of the previous year.

•

During the three-month period ended December 31, 2010, shopping center tenants’ sales reached Ps. 2,158 million (a 36.3% increase compared to the same period of the previous year). For the first six months of fiscal year 2011, they showed a 38.3% increase totaling Ps. 3,893 million.

•

During October, November and December 2010 sales increased by 32%, 27% and 46%, respectively, compared to the same months of 2009. In the same shopping centers, they increased by 30%, 25% and 41%, respectively.

•	The EBITDA/revenues margin for the second quarter of fiscal year 2011 remains steady at 76%.

•	Total occupancy of the portfolio remained at above 97%, showing our tenants’ trust in the quality of our Shopping Centers.

[2]	At period end.
[3]	Does not include “Dot Baires Shopping” and “Soleil”.
[4]	At period end. Percentage over the total leasable area.
[5]	Does not include “Dot Baires Shopping” and “Soleil”.

ALTO PALERMO S.A. (APSA)

•

During the past quarters there has been a more sharp increase in sales per sqm in the shopping centers located in the interior provinces of Argentina, in comparison with the increase in sales per sqm in the shopping centers located in the Buenos Aires Metropolitan Area.

IRSA announced the purchase of Parque Arauco S.A.’s interest in APSA

On October 15, 2010, IRSA announced the purchase of Parque Arauco S.A.’s direct and indirect equity interest in APSA, through the payment of US$126 million, US$6 million of which had already been paid at the time of purchase of the option announced in January 2010.

II.	Consumer Finance – Tarshop S.A. (“Tarshop”) and Metroshop S.A. (“Metroshop”) Subsidiary

Consumer Finance
In million of Ps.	IIQ 11	IIQ 10	var YoY (%)	FY 11[6]	FY 10	var YoY (%)
Revenues	5.0	68.5	-93%	62.8	111.7	-44%
Operating Income	0.1	11.4	-99%	18.7	17.8	29%
Depreciation and Amortization	0.1	1.5	-91%	1.6	3.2	-51%
EBITDA	0.3	12.8	-98%	20.3	21.0	-3%

•

As a result of Tarshop’s unconsolidated, 80% of which was sold to Banco Hipotecario, the operating volume of this segment was reduced. Therefore, residual operations through Metroshop remain as from the second quarter of fiscal year 2011.

Increase of Interest Metroshop

After the end of the quarter, on January 13, 2011 Metronec S.A. sold its interest in Metroshop to Alto Palermo S.A. (APSA). As a result, at present, APSA is holder of 100% of Metroshop’s stock capital.

Assignment of Assets to Tarshop

In addition, on January 13, 2011 Metroshop entered into agreements with Tarshop for the assignment of:

•	receivables from consumption transactions made until December 31, 2010, qualifying as performing or with arrears of not more than 60 days;

•	its contractual position in connection with credit card issuance agreements;

•	all credit card and personal loan accounts or clients;

•	lease agreements over certain branch offices and their related personal property;

•	employment agreements entered into with its permanent staff.

[6]	Results coming from Tarshop corresponds only to July and August 2010.

ALTO PALERMO S.A. (APSA)

III.	Others

The Argentine real estate sector seems robust, with strong demand and sound prices that continue to drive the construction business. In the residential market, there has been a sustained increase in prices per sqm of new properties in the past years, which circumstance is more remarkable if we consider the low stock of mortgage loans (less than 2% of the GDP ). Housing demand has recovered: it grew to 17% per annum (CDI Index) 7 in the fourth quarter of 2010. Moreover, there was an increase in the prices of residential properties in dollar terms of 14.51%8 per annum in 2010.

Price per sqm of a new apartment in a residential area of Buenos Aires9

During the first six months of fiscal year 2011 we did not close sales of office buildings for substantial amounts as we had done in the same period of the previous year, which had resulted in a significant generation of revenues and cash flow. However, to offset such effect we have increased the rhythm of sales and barters of residential development properties so as to capitalize on the increase in real estate prices mentioned above.

Others[10]
In millions of Ps.	IIQ 11	IIQ 10	var YoY (%)	FY 11	FY 10	var YoY (%)
Revenues	75.5	—	—	83.0	—	—
Operating Income	28.2	-0.1	—	31.7	-0.2	—
Depreciation and Amortization	—	—	—	—	—	—
EBITDA	28.2	-0.1	—	31.7	-0.2	—

[7]	CDI Consult, December 2010.
[8]	CDI Consult, December 2010.
[9]	Recoleta neighborhood, Reporte Inmobiliario, April 2010.
[10]	Includes Properties Sales and Development.

ALTO PALERMO S.A. (APSA)

Torres Rosario Project

A barter was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 100% and 61%, respectively. Completion of works in the 2-H parcel is scheduled for December 2011. The process of sale of the condominiums in parcel 2-G has started.

In addition, during the second quarter of fiscal year 2011 sale agreements were executed with respect to four parcels of Rosario plot of land:

•	Parcel 2-B of 4,843 sqm sold for USD 1.5 million.

•	Parcel 2-C of 4,773 sqm sold for USD 1.5 million.

•	Parcel 2-D of 4,417 sqm sold for USD 1.5 million.

•	Parcel 2-F of 3,329 sqm sold for USD 1.9 million.

Barter – Beruti plot of land

On October 13, 2010, TGLT S.A. (“TGLT”) and APSA executed a sale agreement whereby APSA sold “Beruti plot of land”. TGLT plans to construct in the Property an apartment building with both residential and commercial parking spaces. As consideration, TGLT promised to transfer to APSA:

•	17.33% of the saleable square meters of the properties to be built,

•	15.82% of the square meters of the parking spaces of the same building;

•	all the commercial parking spaces; and

•	US$10.7 million payable simultaneously with the execution of the Deed of Conveyance of Title.

On December 16, TGLT and APSA executed the deed of conveyance of title whereby APSA transferred full ownership and title with respect to such property to TGLT.

IV.	Financial Operations and Others

•	Consolidated Financial Debt as of December 31, 2010

Description	Issue Currency	Outstanding Amount(1)	Rate	Maturity
APSA’s Series IV Notes due 2011 (Loc.)	US$	6.6	6.75%	may-11
Arcos del Gourmet		1.0		nov-11
APSA’s Series I Notes due 2017 (Int.)(2)		120.0	7.875%	may-17
Soleil / Tucumán Debt		14.9	5.00%	jul-17
Short term Debt	Ps.	19.5	Variable	< 30 days
APSA’s Series III Notes due 2011 (Loc.)(3)		14.0	Badlar + 3%	may-11
APSA’s Series II Notes due 2012 (Int.)(4)		16.6	11.00%	jun-12
Total APSA’s Debt		192.6

1.	Face value stated in US$ at the exchange rate of 3.976 Ps. = 1 US$, without considering balances with equity investees (Law N° 19.550, Section 33).
2.	As of December 31, 2010 APSA had repurchased a face value of US$5.0 M.
3.	As of December 31, 2010, our subsidiary Emprendimientos Recoleta S.A. held a face value of Ps. 12.0 M.
4.	As of December 31, 2010, IRSA held a face value US$15.1 M and APSA had repurchased a face value of US$4.8 M.

ALTO PALERMO S.A. (APSA)

Dividend Payment

On October 7, 2010, APSA made available to the shareholders an advance dividend in cash for the amount of Ps. 113 million equivalent to 89.71% of the Stock Capital, as from October 15, 2010. The dividend was approved by the Shareholders’ General Meeting on October 29, 2010.

Conversion Notes

On October 7, 2010, certain holders of convertible Notes of APSA exercised their conversion rights, resulting in the issuance of 477,544,197 common shares of Ps. 0.1 par value each, and the cancellation of Notes for a face value of US$15.5 million. Following such conversion, APSA’s shares increased from 782,064,214 to 1,259,608,411.

Interest in TGLT

During this period, APSA purchased 5,257,472 registered non-endorsable common shares, entitled to one vote each, issued by TLGT, for an amount equivalent to Ps. 47.5 million. The aggregate amount of shares purchased represents 7.47% of TGLT’s capital stock.

V.	Brief comment on future prospects for the next period

The improvement in economic activity has boosted consumption levels, favoring our Shopping Center business. Shopping centers maintain high occupancy rates and a strong commitment and adhesion by tenants. The rhythm of sales in the shopping centers has shown an important growth during this quarter, in line with the positive trend that has been observed during the last months. Tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue to improve the services offered to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. We will make progress in our joint efforts with financial institutions to promote credit card sales, which have shown very good results in the last months.

We will continue to renew our Shopping Centers in order to take advantage of all their potential and benefit our tenants and consumers. We will continue to evaluate the launch of innovative proposals to accompany the growth in consumption in various segments. Among other initiatives, we are planning to launch our new project in Palermo through our subsidiary Arcos del Gourmet S.A. with a new business concept: an urban space in the open air. Meanwhile, we will continue to work to bring our new shopping center Soleil to our management standards, in which we have added new tenants and we are implementing a plan to achieve these goals.

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	12.31.10	12.31.09 (1)	12.31.08 (1)	12.31.07 (1)	12.31.06 (1)
Current assets	521,266	497,331	514,426	622,103	332,034
Non-current assets	1,877,630	1,932,357	1,773,690	1,484,173	1,303,218

Total	2,398,896	2,429,688	2,288,116	2,106,276	1,635,252

Current liabilities	534,008	594,087	597,610	404,685	502,900
Non-current liabilities	816,820	924,144	836,758	801,489	262,539

Subtotal	1,350,828	1,518,231	1,434,368	1,206,174	765,439

Minority interest	133,158	130,289	98,045	83,225	69,762
Shareholders’ equity	914,910	781,168	755,703	816,877	800,051

Total	2,398,896	2,429,688	2,288,116	2,106,276	1,635,252

(1)	Amounts do not include the effect of the situation mentioned in Note 1 to the Unaudited Consolidated Financial Statements.

3.	Consolidated income structure as compared with the same period of the four previous years.

	12.31.10	12.31.09 (1)	12.31.08 (1)	12.31.07 (1)	12.31.06 (1)
Operating income	244,067	155,828	(7,054)	107,948	84,903
Equity investments	4,521	—	—	(14)	(679)
Amortization of goodwill, net	176	(818)	(509)	(1,409)	(2,342)
Financial results, net	(52,568)	(40,277)	(50,578)	(13,847)	(4,571)
Other income(expense), net	(2,179)	(1,985)	456	2,732	(967)

Income (loss) before taxes and minority interest	194,017	112,748	(57,685)	95,410	76,344

Income tax	(54,088)	(38,371)	13,202	(44,532)	(32,366)
Minority interest	(2,219)	(3,067)	12,268	(2,186)	(3,779)

Net income (loss) for the year	137,710	71,310	(32,215)	48,692	40,199

(1)	Amounts do not include the effect of the situation mentioned in Note 1 to the Unaudited Consolidated Financial Statements.

4.	Statistical data as compared with the same period of the six previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the four previous years.

	12.31.10	12.31.09	12.31.08	12.31.07	12.31.06
Liquidity
Current assets	521,266	497,331	514,426	622,103	332,034

Current liabilities	534,008	594,087	597,610	404,685	502,900
Ratio	0.98	0.84	0.86	1.54	0.66
Debt
Total liabilities	1,350,828	1,518,231	1,434,368	1,206,174	765,439

Shareholders’ equity	914,910	781,168	755,703	816,877	800,051
Ratio	1.48	1.94	1.90	1.48	0.96
Solvency
Shareholders’ equity	914,910	781,168	755,703	816,877	800,051

Total liabilities	1,350,828	1,518,231	1,434,368	1,206,174	765,439
Ratio	0.68	0.51	0.53	0.68	1.05
Non-Current Assets to total Assets
Non-current assets	1,877,630	1,932,357	1,773,690	1,484,173	1,303,218

Total assets	2,398,896	2,429,688	2,288,116	2,106,276	1,635,252
Ratio	0.78	0.80	0.78	0.70	0.80
Profitability
Net income (loss) for the period	137,710	71,310	(32,215)	48,692	40,199

Average shareholders’ equity	871,935	773,513	801,930	820,392	803,446
Ratio	0.16	0.09	(0.04)	0.06	0.05

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

7.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has started training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies.

This training is estimated to be completed during year 2011. On the other hand, as provided, work is under way in the initial diagnose process of regulatory differences.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors - to date - has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of December 31, 2010

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 1 to the Unaudited Consolidated Financial Statements and Note 8.i.iii) to the Unaudited Basic Financial Statements).

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	12.31.10 Ps.	09.30.10 Ps.	06.30.10 Ps.	03.31.10 Ps.	Total Ps.
Accounts receivable, net	19,040	14,200	—	—	33,240

b)	Past due payable:

	12.31.10 Ps.	09.30.10 Ps.	06.30.10 Ps.	03.31.10 Ps.	Total Ps.
Trade accounts payable	7,240	2,425	242	2,919	12,826

c)	Receivables and liabilities with no fixed term:

12.31.10 Ps
Accounts receivable, net	396
Other receivables and prepaid expenses, net	16,159
Taxes payable	2,594
Customer advances	1,567
Provisions	7,830
Other liabilities	16,093

ALTO PALERMO S.A. (APSA)

(Continued)

d)	Current receivables to mature:

	03.31.11 Ps.	06.30.11 Ps.	09.30.11 Ps.	12.31.11 Ps.	Total Ps.
Accounts receivable, net	88,287	22,162	14,363	8,931	133,743
Other receivables and prepaid expenses, net	122,822	4,318	4,118	4,406	125,664

e)	Non-current receivables to mature:

	12.31.12 Ps.	12.31.13 Ps.	12.31.14 Ps.	12.31.15 Ps.	Total Ps.
Accounts receivable, net	897	110	97	213	1,317
Other receivables and prepaid expenses, net	554	255	60	80	949

f)	Current liabilities to mature:

	03.31.11 Ps.	06.30.11 Ps.	09.30.11 Ps.	12.31.11 Ps.	Total Ps.
Trade accounts payable	50,438	1,014	991	4,836	57,279
Customer advances	45,165	26,152	16,370	11,508	99,195
Short-term debt	61,280	108,019	—	28,596	197,895
Salaries and social security payable	5,997	—	2,648	—	8,645
Taxes payable	18,759	792	493	39,640	59,684
Other liabilities	2,617	1,239	1,226	11,111	16,193

g)	Non-current liabilities to mature:

	12.31.12 Ps.	12.31.13 Ps.	12.31.14 Ps.	12.31.15 Ps.	Total Ps.
Trade accounts payable	46	24	—	—	70
Customer advances	33,125	17,452	21,972	4,960	77,509
Long-term debt	19,393	—	125,293	510,245	654,931
Taxes payable	1,998	2,266	2,294	11,858	18,416
Other liabilities	2,110	17,982	266	8,504	28,862

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

	Ps.
Current
Local currency	(1)	117,052
Foreign currency	(1)	50,327
Non-Current
Local currency	(1)	336
Foreign currency	(1)	981

(1)	Does not accrue interest, except for Ps. 771 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	54,271
Foreign currency	(1)	73,838
Non-current
Local currency	(1)	14,663

(1)	Includes Ps. 74,139 that accrue interest at a fixed rate and Ps. 600 that accrue interest at a variable market rate.

c)	Trade accounts payable:

Current
Local currency	(1)	62,795
Foreign currency	(1)	7,310
Non-current
Local currency	(1)	70

(1)	Does not accrue interest.

d)	Customer advances:

Current
Local currency	(1)	81,661
Foreign currency	(1)	19,101
Non-current
Local currency	(1)	77,509

(1)	Does not accrue interest, except for Ps. 2,107 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

e)	Short-term and long-term debt:

	Ps.
Current
Local currency	(1)	150,334
Foreign currency	(1)	47,561
Non-current
Local currency	(1)	17,217
Foreign currency	(1)	637,714

(1)	Includes Ps. 732,159 that accrue interest at a fixed rate and Ps. 110,066 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	8,644

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	59,684

Non-Current
Local currency	(1)	21,011

(1)	Does not accrue interest, except for Ps. 20,360 that accrue interest at a fixed rate.

h)	Other liabilities:

Current
Local currency	(1)	12,698
Foreign currency	(1)	3,572
Non-current
Local currency	(1)	43,170
Foreign currency	(1)	1,708

(1)	Does not accrue interest, except for Ps. 17,715 that accrue interest at a variable rate and Ps. 5,280 that accrue interest at a fixed rate

ALTO PALERMO S.A. (APSA)

4.	(Continued)

i)	Provisions

Ps.
Non-Current
Local currency	(1)	7,830

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Exhibit C to the Basic Unaudited Financial Statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.3 to the Basic Unaudited Financial Statements.

8.	Current values.

See Notes 2.2 and 2.3 to the Basic Unaudited Financial Statements.

9.	Appraisal revaluation of assets.

See Note 2.4 to the Basic Unaudited Financial Statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto	379,667	154,041	Fire, full risk and dismissed profit
Alto Palermo S.A. (APSA)	200,291	124,345	Fire, full risk and dismissed profit
Mendoza Plaza	222,089	77,891	Fire, full risk and dismissed profit
Paseo Alcorta	188,082	67,198	Fire, full risk and dismissed profit
Alto Avellaneda	175,073	66,512	Fire, full risk and dismissed profit
Alto Rosario	191,455	77,530	Full risk, construction and assembly
Patio Bullrich	92,091	85,414	Fire, full risk and dismissed profit
Córdoba Shopping - Villa Cabrera	108,787	66,524	Fire, full risk and dismissed profit
Alto Noa	89,890	20,495	Fire, full risk and dismissed profit
Soleil Factory	72,383	79,826	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Exhibit E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaidcumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13 to Basic Unaudited Financial Statements.

Autonomous City of Buenos Aires, February 11, 2011.

Alejandro G. Elsztain
Executive Vice-President
acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at December 31, 2010 and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2010 and 2009 and the complementary notes 1 to 17 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the six-month periods ended December 31, 2010 and 2009, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2010 and 2009, on which we issued our unqualified report on September 8, 2010, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at December 31, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2010 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2010, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 1,804,986, which was not claimable at that date.

Autonomous City of Buenos Aires, February 11, 2011.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. Tº 1 Fº 30
Dr. Norberto Fabián Montero	José Daniel Abelovich
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 102 Fº 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: February 22, 2011.